UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

INTERIM REPORT AT MARCH 31, 2015

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language version prevails.

Contents

INTERIM MANAGEMENT REPORT AT MARCH 31, 2015

The Telecom Italia Group

Highlights – First Three Months of 2015

Consolidated Operating Performance

Financial and Operating Highlights – The Business Units of the Telecom Italia Group

Discontinued operations/Non-current assets held for sale

Consolidated Financial Position and Cash Flows Performance

Consolidated Financial Statements – Telecom Italia Group

Events Subsequent to March 31, 2015

Business Outlook for the Year 2015

Main risks and uncertainties

Corporate Boards at March 31, 2015

Macro-Organization Chart at March 31, 2015

Information for Investors

Significant non-recurring events and transactions

Positions or transactions resulting from atypical and/or unusual operations

Alternative Performance Measures

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015 ______________56

Contents__________________________________________________________________________ 57

Consolidated Statements of Financial Position__________________________________________ 58

Separate Consolidated Income Statements______________________________________________ 60

Consolidated Statements of Comprehensive Income______________________________________ 61

Consolidated Statements of Changes in Equity__________________________________________ 62

Consolidated Statements of Cash Flows________________________________________________ 63

Notes to the Consolidated Financial Statements_________________________________________ 65

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports________ 106

INTERIM MANAGEMENT REPORT AT MARCH 31, 2015

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group OLIVETTI Olivetti group • Olivetti S.p.A.

Brazil

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

MEDIA
Media operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties.	Telecom Italia Media S.p.A. • Persidera S.p.A.

Interim Management Report at March 31, 2015	The Telecom Italia Group	4

Board of Directors

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Flavio Cattaneo (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

Interim Management Report at March 31, 2015	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	5

Highlights – First Three Months of 2015

The first quarter of 2015 continued the trend of steady recovery in domestic revenues, with a lower decline than in previous quarters, due to the slowdown in the contraction of traditional services and the growth of innovative services. The Mobile segment in particular showed a continued strengthening in competitive positioning, with market share holding steady and a limited erosion of Average Revenues per User (ARPU), primarily driven by greater penetration in mobile Internet.  In the Fixed-line segment, recovery in revenues was driven by strong broadband ARPU performance, steady growth in ADSL customers, with premium bundle/flat deals, and the development of ICT services.

In Brazil the market felt the effects of the deterioration in the macroeconomic environment, which resulted in a contraction in domestic demand and an increase in inflation, which is now above 8%, in addition to a marked depreciation of the reais. These factors contributed to a general slowdown in the growth of the mobile market compared to previous quarters.

In this scenario, market share in the mobile segment for Tim Brasil was essentially stable, with a significant increase of the postpaid customer base, but also accompanied by a decline in revenues due to the acceleration of the migration of traditional voice-SMS services to IP solutions, as well as the further reduction in the Mobile Termination Rate (MTR), in force since the end of February 2015. The fall in mobile revenues was partly eased by revenue growth in the Fixed-line business, particularly in the wholesale business segment of Intelig and the broadband of TIM Live.

Specifically, for the first quarter of 2015:

•  Consolidated revenues amounted to 5.1 billion euros, down by 2.6% on the first quarter of 2014      (-3.1% in organic terms).

•  EBITDA amounted to 2 billion euros, down by 7.7% on the first quarter of 2014 (-8.1% in organic terms). The organic EBITDA margin stood at 40.2%, 2.2 percentage points lower than the corresponding period of the previous year.

•  Operating profit (EBIT) amounted to 1 billion euros, decreasing by 16.1% compared to the first quarter of 2014.

•  Profit for the period attributable to owners of the Parent totaled 80 million euros (versus 222 million euros in the first quarter of 2014) and reflected the negative impact of the bond buyback transactions and some items of a purely accounting and valuation nature that do not generate any financial adjustment, connected in particular to the fair value valuation of the option embedded in the mandatory convertible bond, issued at the end of 2013, with a three-year duration. Without these impacts the profit for the first quarter of 2015 would have been over 300 million euros.

•  Capital expenditures in the first quarter of 2015, totaling 964 million euros (684 million euros in the first quarter 2014), continue the program of acceleration envisaged in the industrial plan for the three-year period 2015-2017. In Italy, the strong boost to the capital expenditures for the development of next-generation infrastructure have enabled fiber optic (NGN) coverage of 32% of the population with around 8 million homes reached and mobile 4G network (LTE) coverage of over 80% of the population.

•  Adjusted net financial debt at March 31, 2015 came to 27,430 million euros, up 779 million euros compared to the end of 2014 (26,651 million euros).

Interim Management Report at March 31, 2015	Highlights – first three months of 2015	6

Financial Highlights

(millions of euros)		1st Quarter	1st Quarter	% Change
		2015	2014	Reported	Organic

Revenues		5,053	5,188	(2.6)	(3.1)
EBITDA	(1)	2,031	2,200	(7.7)	(8.1)
EBITDA Margin		40.2%	42.4%	(2.2) pp
Organic EBITDA Margin		40.2%	42.4%	(2.2) pp
EBIT	(1)	979	1,167	(16.1)	(16.5)
EBIT Margin		19.4%	22.5%	(3.1) pp
Organic EBIT Margin		19.4%	22.5%	(3.1) pp
Profit (loss) from Discontinued operations/Non-current assets held for sale		169	133	27.1
Profit (loss) for the period attributable to owners of the Parent		80	222	(64.0)
Capital expenditures (CAPEX)		964	684	40.9
		3/31/2015	31/12/2014	Change Amount
Adjusted net financial debt	(1)	27,430	26,651	779

(1)       Details are provided under “Alternative Performance Measures”.

Interim Management Report at March 31, 2015	Highlights – first three months of 2015	7

Consolidated Operating Performance

Revenues

Revenues amounted to 5,053 million euros in the first quarter of 2015, down 2.6% from 5,188 million euros in the first quarter of 2014. The decrease of 135 million euros was essentially attributable to the Domestic Business Unit (-97 million euros) and the Brazil Business Unit (-40 million euros).

In terms of organic change, consolidated revenues fell by 3.1% (-163 million euros), and were calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL REVENUES	5,053	5,188	(135)	(2.6)
Foreign currency financial statements translation effect		22	(22)
Changes in the scope of consolidation		6	(6)
COMPARABLE REVENUES	5,053	5,216	(163)	(3.1)

Exchange rate fluctuations(1) related to the Domestic Business Unit for 14 million euros and to the Brazil Business Unit for 8 million euros, while the change in the scope of consolidation(2) was the result of the entry into the scope of consolidation of Rete A (Media Business Unit), following the acquisition of control on June 30, 2014 and subsequent merger by absorption into its parent company Persidera S.p.A..

The breakdown of revenues by operating segment is as follows:

(millions of euros)	1st Quarter 2015		1st Quarter 2014		Change
		% of total		% of total	amount	%	% organic

Domestic	3,631	71.9	3,728	71.9	(97)	(2.6)	(3.0)
Core Domestic	3,355	66.4	3,469	66.9	(114)	(3.3)	(3.3)
International Wholesale	310	6.1	301	5.8	9	3.0	(1.6)
Olivetti	51	1.0	49	0.9	2	4.1	4.1
Brazil	1,411	27.9	1,451	28.0	(40)	(2.8)	(3.3)
Media and Other Operations	21	0.4	15	0.3	6
Adjustments and eliminations	(10)	(0.2)	(6)	(0.2)	(4)
Consolidated Total	5,053	100.0	5,188	100.0	(135)	(2.6)	(3.1)

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline of 97 million euros (-2.6%) in revenues for the first quarter of 2015, compared to the same period of 2014, confirming the recovery since the second half of the previous year (fourth quarter 2014: -5.0%, third quarter: -5.0%, second quarter: -8.2%, first quarter: -8.3%). This improvement in performance was due to a progressive stabilization of the customer base and ARPU on traditional services – accompanied by a defense of market share, mainly on Mobile, and an acceleration in the growth of broadband and ultrabroadband services.

In detail:

•  Revenues from services in the first quarter of 2015 amounted to 3,435 million euros, down by 3.3% compared to the first quarter of 2014. In particular, revenues from services in the Mobile business came to 1,053 million euros, a decrease of 46 million euros compared to the first quarter of 2014     (-4.2%). Revenues from Fixed-line services amounted to 2,595 million euros and were down by 119 million euros compared to the same period of the previous year (-4.4%).

(1)      The average exchange rates used for the translation into euro of the US dollar (in terms of units of local currency per 1 euro) was 1.12752 in the first quarter of 2015 and 1.36978 in the first quarter of 2014. For the Brazilian real, the average exchange rates used were 3.22251 in the first quarter of 2015 and 3.23981 in the first quarter of 2014.  The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

(2)      The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at March 31, 2015	Consolidated Operating Performance	8

•  Product sales, including change in work in progress, recorded revenues of 196 million euros for the first quarter of 2015, up on the same period of 2014 (+22 million euros), due to the growth in volumes of smartphone sales.

The Brazil Business Unit recorded revenues for the first quarter of 2015 amounting to 4,547 million reais, down 155 million reais on the same period of the prior year (-3.3%). Revenues from services fell by 3.9% compared to the first quarter of 2014, mainly attributable to the reduction in the mobile termination rate. Revenues from product sales were, however, higher than in the first quarter of 2014 (+0.7%).

The total number of lines for the Business Unit at March 31, 2015 was 75.7 million, essentially unchanged compared to December 31, 2014.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section "Financial and Operating Highlights - The Business Units of the Telecom Italia Group".

Interim Management Report at March 31, 2015	Consolidated Operating Performance	9

EBITDA

EBITDA totaled 2,031 million euros (2,200 million euros in the first quarter of 2014), decreasing by 169 million euros compared to the corresponding period of 2014; the EBITDA margin was 40.2% (42.4% in the first quarter of 2014).

Organic EBITDA was down 179 million euros (-8.1%) compared to the first quarter of 2014; the EBITDA margin fell by 2.2 percentage points, from 42.4% in the first quarter of 2014 to 40.2% in the first quarter of 2015).

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL EBITDA	2,031	2,200	(169)	(7.7)
Foreign currency financial statements translation effect		7	(7)
Changes in the scope of consolidation		3	(3)
COMPARABLE EBITDA	2,031	2,210	(179)	(8.1)

Exchange rate fluctuations mainly related to the Domestic Business Unit (5 million euros) and the Brazil Business Unit (2 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Details of EBITDA and EBITDA Margins by operating segment are provided below:

(millions of euros)	1st Quarter 2015		1st Quarter 2014		Change
		% of total		% of total	amount	%	% organic

Domestic	1,610	79.3	1,792	81.5	(182)	(10.2)	(10.4)
EBITDA Margin	44.3		48.1			(3.8) pp	(3.7) pp
Brazil	415	20.4	406	18.5	9	2.2	1.6
EBITDA Margin	29.4		28.0			1.4 pp	1.4 pp
Media and Other Operations	7	0.4	3	0.1	4
Adjustments and eliminations	(1)	(0.1)	(1)	(0.1)	−
Consolidated Total	2,031	100.0	2,200	100.0	(169)	(7.7)	(8.1)
EBITDA Margin	40.2		42.4			(2.2) pp	(2.2) pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•  Acquisition of goods and services (2,172 million euros; 2,179 million euros in the first quarter of 2014).

The reduction of 7 million euros was mainly attributable to the decrease in the Brazil Business Unit’s acquisition of goods and services (down by 19 million euros, including a negative exchange rate effects of 5 million euros), offset by the increase in acquisition of goods and services by the Domestic Business Unit (10 million euros) due mainly to higher purchases of equipment and handsets. These sales volumes were linked to the increase achieved in product sales;

•  Employee benefits expenses (833 million euros; 775 million euros in the first quarter of 2014).

These increased by 58 million euros. The change was influenced by:

–      the increase of 46 million euros in employee benefits expenses in Italy, caused mainly by the higher contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which led to remuneration increases in April and October 2014, in addition to the recognition of the notional costs connected to the commencement of the Broad-Based Share Ownership Plan and the Stock Option Plan, offset by the lower costs deriving from the decrease in the average workforce by 83 employees compared to the first quarter of 2014;

Interim Management Report at March 31, 2015	Consolidated Operating Performance	10

–      the increase of 12 million euros in employee benefits expenses outside Italy, deriving from the increase in the average workforce by 559 employees and the local salary variations affecting the Brazil Business Unit.

•  Other operating expenses (265 million euros; 267 million euros in the first quarter of 2014).

Other operating expenses fell by 2 million euros compared to the first quarter of 2014, mainly because of the decrease in the Brazil Business Unit (-7 million euros, including a positive exchange rate effect of 1 million euros), which was almost entirely offset by the increase in the Domestic Business Unit (+4 million euros).

In particular:

–      write-downs and expenses in connection with credit management (77 million euros; 83 million euros in the first quarter of 2014) consisting of 59 million euros for the Domestic Business Unit (59 million euros in the first quarter of 2014) and 18 million euros for the Brazil Business Unit (24 million euros in the first quarter of 2014);

–      provision charges (24 million euros; 18 million euros in the first quarter of 2014) consisting of 18 million euros for the Brazil Business Unit (17 million euros in the first quarter of 2014) and 6 million euros for the Domestic Business Unit (1 million euros in the first quarter of 2014);

–      TLC operating fees and charges (106 million euros; 108 million euros in the first quarter of 2014) consisting of 96 million euros for the Brazil Business Unit (95 million euros in the first quarter of 2014) and 10 million euros for the Domestic Business Unit (13 million euros in the first quarter of 2014);

–      sundry expenses, at 58 million euros, were unchanged compared to the first quarter of 2014.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014

Amortization of intangible assets with a finite useful life	463	465	(2)
Depreciation of property, plant and equipment – owned and leased	589	605	(16)
Total	1,052	1,070	(18)

The decrease of 18 million euros in depreciation and amortization was mainly attributable to the Domestic Business Unit (-43 million euros). This change was partly due to the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 33 million euros of lower depreciation. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Condensed Consolidated Financial Statements at March 31, 2015 of the Telecom Italia Group.

Gains/(losses) on disposals of non-current assets

In the first quarter of 2015 this item amounted to zero.

In the first quarter of 2014 this item amounted to 37 million euros and mainly related to the realized gain, of about 38 million euros, from the sale by Telecom Italia S.p.A. of a property located in Milan.

Net impairment losses on non-current assets

Net impairment losses on non-current assets were zero both in the first quarter of 2015 and in the corresponding comparative period.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. At March 31, 2015 no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units was therefore confirmed.

Interim Management Report at March 31, 2015	Consolidated Operating Performance	11

EBIT

EBIT totaled 979 million euros (1,167 million euros in the first quarter of 2014), decreasing by 188 million euros compared to the corresponding period of 2014; the EBIT margin was 19.4% (22.5% in the first quarter of 2014).

Organic EBIT was down 193 million euros, with an organic EBIT margin of 19.4% (22.5% in the first quarter of 2014).

Organic EBIT was calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	amount	%

HISTORICAL EBIT	979	1,167	(188)	(16.1)
Foreign currency financial statements translation effect		4	(4)
Changes in the scope of consolidation		1	(1)
COMPARABLE EBIT	979	1,172	(193)	(16.5)

Exchange rate fluctuations mainly related to the Domestic Business Unit, while the change in the scope of consolidation was the result of the acquisition of Rete A.

Other income (expenses) from investments, net

In the first quarter of 2015, this item amounted to 2 million euros.

In the first quarter of 2014, the item was positive and amounted to 11 million euros, essentially relating to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., performed pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. on February 28, 2014 at a price of 17 million euros.

Finance income (expenses), net

Finance income (expenses) showed an increase in net expenses of 133 million euros, from -685 million euros for the first quarter of 2014 to -818 million euros for the first quarter of 2015.

This increase was linked to the net effect resulting from the change in certain non-monetary items – of a valuation and accounting nature, linked in particular to derivatives – which was offset by the reduction in finance expenses related to the debt position.

In particular, the following is noted:

•  an increase in the balance of finance expenses linked to the changes in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation. These are unrealized valuation and accounting changes which do not result in any actual monetary settlement. In addition, the application in the first quarter of 2015 of IFRS 13 - Fair Value Measurement, in relation to the credit quality of counterparties for financial assets and liabilities, resulted in the recognition of a negative impact of around 33 million euros; in the first quarter of 2014 the impact was positive at 8 million euros;

•  a negative impact from the adjustments on Non-hedging derivatives of 297 million euros (negative impact of 155 million euros in the first quarter of 2014), relating to the fair value measurement through profit or loss (separately from the related liability) of the option embedded in the mandatory convertible bond, issued by Telecom Italia Finance S.A. at the end of 2013, for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”).

Income tax expense

This item amounted to 74 million euros, down 180 million euros on the first quarter of 2014 (254 million euros), largely due to the smaller taxable base of the Parent Telecom Italia.

Interim Management Report at March 31, 2015	Consolidated Operating Performance	12

Profit (loss) from Discontinued operations/Non-current assets held for sale

In the first quarter of 2015, the item Profit from Discontinued operations/Non-current assets held for sale amounted to 169 million euros (133 million euros in the first quarter of 2014) and referred mainly to the positive contribution to the consolidated result from the Sofora - Telecom Argentina group worth 171 million euros (133 million euros in the first quarter of 2014).

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Interim Management Report and in the Note “Discontinued operations/Non-current assets held for sale” in the Condensed Consolidated Financial Statements at March 31, 2015 of the Telecom Italia Group.

Profit (loss) for the period

Profit (loss) for the period can be broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2015	2014

Profit (loss) for the period	258	367
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	56	196
Profit (loss) from Discontinued operations/Non-current assets held for sale	24	26
Profit (loss) for the period attributable to owners of the Parent	80	222
Non-controlling interests:
Profit (loss) from continuing operations	33	38
Profit (loss) from Discontinued operations/Non-current assets held for sale	145	107
Profit (loss) for the period attributable to non-controlling interests	178	145

Interim Management Report at March 31, 2015	Consolidated Operating Performance	13

Financial and Operating Highlights – The Business Units of the Telecom Italia Group

Domestic

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change
			amount	%	% organic

Revenues	3,631	3,728	(97)	(2.6)	(3.0)
EBITDA	1,610	1,792	(182)	(10.2)	(10.4)
EBITDA Margin	44.3	48.1		(3.8) pp	(3.7) pp
EBIT	814	990	(176)	(17.8)	(18.0)
EBIT Margin	22.4	26.6		(4.2) pp	(4.1) pp
Headcount at period end (number)	52,965	(1) 53,076	(111)	(0.2)

(1)      Headcount at December 31, 2014

Fixed

	3/31/2015	12/31/2014	3/31/2014
Physical accesses at period end (thousands)(1)	19,581	19,704	20,238
of which Retail physical accesses at period end (thousands)	12,283	12,480	13,027
Broadband accesses at period end (thousands) (2)	8,784	8,750	8,761
of which Retail broadband accesses at period end (thousands)	6,945	6,921	6,933
Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	115.3	115.2	115.0
access and carrier network in optical fiber (millions of km - fiber)	8.6	8.3	7.0
Total traffic:
Minutes of traffic on fixed-line network:	20.3	84.2	21.6
Domestic traffic (billions)	16.7	68.9	17.8
International traffic (billions)	3.6	15.3	3.8
Broadband traffic (PBytes) (3)	947	3,161	725

(1)        Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).

(2)        Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).

(3)        DownStream and UpStream traffic volumes

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	14

Mobile

	3/31/2015	12/31/2014	3/31/2014
Lines at period end (thousands)	30,140	30,350	30,996
Change in lines (%)	(0.7)	(2.8)	(0.7)
Churn rate (%) (1)	6.4	24.2	6.1
Total traffic:
Outgoing retail traffic (billions of minutes)	10.8	42.7	10.4
Incoming and outgoing retail traffic (billions of minutes)	16.2	62.7	15.0
Browsing traffic (PBytes) (2)	39.4	133.9	28.5
Average monthly revenues per line (in euros) (3)	11.3	12.1	11.5

(1)        The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)        National traffic excluding roaming.

(3)        The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to three Cash Generating units (CGU):

•  Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments defined on the basis of the "customer centric" organizational model are as follows:

–       Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets, as well as public telephony;

–       Business: the segment consists of voice, data, and Internet services and products, as well as ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

–       National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–       Other (Support Structures): includes:

–         Operations: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers;

–         Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•  International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;

•  Olivetti: operates in the sector of office products and information technology services. It is a solution provider for the automation of business processes and activities for SMEs, large corporations and vertical markets. Its market is focused primarily in Europe, Asia and South America.

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	15

Main financial data

Key results for the first quarter of 2015 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first quarter of 2014.

Core Domestic

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change
			amount	%

Revenues	3,355	3,469	(114)	(3.3)
Consumer	1,723	1,749	(26)	(1.5)
Business	1,138	1,202	(64)	(5.3)
National Wholesale	448	461	(13)	(2.8)
Other	46	57	(11)	(19.3)
EBITDA	1,578	1,759	(181)	(10.3)
EBITDA Margin	47.0	50.7		(3.7) pp
EBIT	806	980	(174)	(17.8)
EBIT Margin	24.0	28.3		(4.3) pp
Headcount at period end (number)	51,789	(1)51,849	(60)	(0.1)

(1)        Headcount at December 31, 2014

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change
			amount	%	% organic

Revenues	310	301	9	3.0	(1.6)
of which third party	247	235	12	5.1	(0.8)
EBITDA	43	45	(2)	(4.4)	(14.0)
EBITDA Margin	13.9	15.0		(1.1) pp	(2.0) pp
EBIT	17	21	(4)	(19.0)	(29.2)
EBIT Margin	5.5	7.0		(1.5) pp	(2.1) pp
Headcount at period end (number)(*)	638	(1)641	(3)	(0.5)

(1)        Headcount at December 31, 2014

(*)       Includes employees with temp work contracts: 4 employees at March 31, 2015 (4 at December 12, 2014).

Olivetti

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change
			amount	%

Revenues	51	49	2	4.1
EBITDA	(9)	(10)	1	10.0
EBITDA Margin	(17.6)	(20.4)		2.8 pp
EBIT	(10)	(11)	1	9.1
EBIT Margin	(19.6)	(22.4)		2.8 pp
Headcount at period end (number)(*)	538	(1)586	(48)	(8.2)

(1)        Headcount at December 31, 2014

(*)       Includes employees with temp work contracts: none at March 31, 2015 (4 at December 31, 2014).

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	16

Revenues

Revenues in the first quarter of 2015 still showed a decline when compared to the first quarter of 2014    (-2.6%, -97 million euros), but with a continuation of the trend of recovery that began in the second half of last year (fourth quarter 2014: -5.0%; third quarter: -5.0%; second quarter: -8.2%; first quarter: -8.3%).

This improvement in performance was due to a progressive stabilization of the customer base and ARPU on traditional services, accompanied by a defense of market share – mainly on Mobile – and an acceleration in the growth of broadband and ultrabroadband services.

In detail:

Core Domestic Revenues

•   Consumer: revenues for the Consumer segment for the first quarter amounted to a total of 1,723 million euros, decreasing 26 million euros compared to the same period of 2014 (-1.5%). This performance, although still slightly negative, continues the recovery starting from the second half of 2014 (-5.1% in the fourth quarter 2014; in the third quarter -5.2%; in the second quarter -9.2%; and in the first quarter -11.7%). In particular, revenues from Mobile services fell by 32 million euros (-4.3%) compared to the same period of the previous year, an improvement on the -7.2% in the fourth quarter of 2014 (-6.6% in the third quarter 2014, -13.7% in the second quarter and -16.9% in the first quarter). This reflected the positive impact from the structural improvement in competition performance, the gradual stabilization of market share and steady growth in mobile Internet. Revenues from Fixed-line services (-13 million euros, -1.4% compared to the same period of the previous year) also continued the trend of significant improvement since the second half of 2014        (-3.4% in the fourth quarter of 2014; -6.1% in the third quarter; -7.9% in the second quarter; -6.2% in the first quarter of 2014) owing to the gradual stabilization/recovery in ARPU levels, due to the increased proportion of customers with flat contracts. ARPU is also starting to show signs of a progressive recovery following service upgrades (Fiber);

•   Business: in the first quarter of 2015, revenues for the Business segment amounted to 1,138 million euros, decreasing 64 million euros (-5.3%), an improvement on the performance for the same period of the previous year (-103 million euros, -7.9%). More specifically, the decline in revenues from Mobile services recorded in the first quarter of 2015 (-16 million euros, -5.3% compared to the same period of 2014), continued the trend of recovery seen during 2014: -8.4% in the fourth quarter, -10.3% in the third quarter, -15.7% in the second quarter, -12.1% in the first quarter. The decline in traditional mobile voice and messaging services (-22 million euros), due to the repositioning of customers towards bundles with lower overall ARPU, was partly offset by the strong performance of the innovative services component (+6 million euros, +4.6% compared to the same period of the previous year) driven by the browsing component (+8 million euros, +7.9% on the same period of the previous year). Revenues from Fixed-line services (-56 million euros, -6.6% in the first quarter of 2015 compared to the same period of the previous year), are holding essentially steady, despite continuing to feel the effects of the economic downturn, the contraction in prices on traditional voice and data services and technological migration towards VoIP systems, partially offset by steady growth in ICT revenues and in particular from Cloud Services (+37% compared to the first quarter of 2014);

•   National Wholesale: Wholesale segment revenues amounted to 448 million euros in the first quarter of 2015, decreasing 13 million euros compared to the same period of 2014 (-2.8%). The decline was mainly attributable to the start of the migration to IP infrastructure solutions and Ethernet, and the fall in revenues from mobile traffic on national roaming.

Revenues International Wholesale – Telecom Italia Sparkle group

Revenues for International Wholesale – Telecom Italia Sparkle group in the first quarter of 2015 totaled 310 million euros, up 9 million euros (+3.0%) compared to the same period of 2014. In particular, the increase relates to revenues for IP/Data services (+9 million euros, +14%) and revenues for voice services (+3 million euros, +1%). The other business segments remained predominantly stable (-2 million euros,     -1%).

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	17

Olivetti Revenues

Revenues of the Olivetti group amounted to 51 million euros in the first quarter of 2015, an increase of 2 million euros compared to the same period of 2014 (+4.1%). This performance is mainly due to the sale of multifunctional products under long-term rental agreements (+8 million euros compared to the first quarter of 2014) which offset the decrease in sales through Italian market channels (-5 million euros compared to the same period of 2014) and in foreign markets (-1 million euros compared to the first quarter of 2014). At product level, there was a decline of 9 million euros in sales of devices (PCs and tablets), linked to the reduction in trading in these kinds of products.

EBITDA

EBITDA of the Domestic Business Unit amounted to 1,610 million euros in the first quarter of 2015, down by 182 million euros on the same period of 2014 (-10.2%), with an EBITDA margin of 44.3% (-3.8% compared to the same period of 2014). The decline was due to the decrease in revenues from services    (-119 million euros compared to the same period of 2014) and the increase in operating expenses, particularly personnel-related.

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change

Acquisition of goods and services	1,341	1,331	10
Employee benefits expenses	734	688	46
Other operating expenses	123	119	4

•  acquisition of goods and services increased 10 million euros (+0.8%) compared to the first quarter of 2014, mainly due to higher costs for the purchase of equipment and handsets linked to the increase in sales volumes (+23 million euros compared to +21 million euros of revenues in the comparative period) and higher customer acquisition costs for the sales network (+8 million euros), partially offset by efficiency measures on costs, which resulted in a reduction in general and administrative expenses (-19 million euros);

•  employee benefits expenses increased 46 million euros compared to 2014, mainly due to the higher contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which led to remuneration increases in April and October 2014, in addition to the recognition of the notional costs connected to the commencement of the Broad-Based Share Ownership Plan and the Stock Option Plan, offset by the lower costs resulting from the decrease in the average workforce by 144 employees compared to the first quarter of 2014;

•  other operating expenses, totaled 123 million euros, stable compared to the same period of 2014 (+4 million euros).

Details of other operating expenses are shown in the table below:

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change

Write-downs and expenses in connection with credit management	59	59	-
Provision charges	6	1	5
TLC operating fees and charges	11	13	(2)
Indirect duties and taxes	25	25	-
Sundry expenses	22	21	1
Total	123	119	4

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	18

EBIT

EBIT for the first quarter of 2015 was 814 million euros (990 million euros compared with the same period of 2014); the EBIT margin fell from 26.6% in the first quarter 2014 to 22.4% in the first quarter of 2015. The EBIT performance reflected the reduction in EBITDA described above. This was partially offset by the reduction in depreciation and amortization (-43 million euros), attributable in part to the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 33 million euros of lower depreciation. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Condensed Consolidated Financial Statements at March 31, 2015 of the Telecom Italia Group.

In the first quarter 2014, EBIT reflected the effects of the recognition of a gain of around 38 million euros realized from the sale by Telecom Italia S.p.A. of a property located in Milan.

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	19

Brazil

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014		Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	1,411	1,451	4,547	4,702	(155)	(3.3)
EBITDA	415	406	1,337	1,316	21	1.6
EBITDA Margin	29.4	28.0	29.4	28.0		1.4 pp
EBIT	163	181	527	588	(61)	(10.4)
EBIT Margin	11.6	12.5	11.6	12.5		(0.9) pp
Headcount at period end (number)			12,765	(1) 12,841	(76)	(0.6)

(1) Headcount at December 31, 2014.

	1st Quarter 2015	1st Quarter 2014

Lines at period end (thousands) (*)	75,749	(1) 75,721
MOU (minutes/month) (**)	120.3	140.0
ARPU (reais)	16.7	18.0

(1)      Number at December 31, 2014.

(*)      Estimate. Includes corporate lines; The figure for the comparative period has been restated accordingly.

(**)    Net of visitors.

Revenues

Revenues for the first quarter of 2015 amounted to 4,547 million reais, a decline (-155 million reais,      -3.3%) compared to the same period of 2014. Service revenues totaled 3,940 million reais, a decrease of 159 million reais compared to 4,099 million reais for the first quarter of 2014 (-3.9%). The lower revenues were mainly attributable to the revenues from incoming mobile traffic caused above all by the further reduction of the mobile termination rate (MTR) in February 2015 (-286 million reais, -38.9%), the impact of which was partially offset by the revenues generated by mobile VAS (+228 million reais, +21.3%).

Mobile Average Revenue Per User (ARPU) was 16.7 reais in the first quarter of 2015 compared with 18.0 reais in the same period of 2014 (-7.2%). The change in ARPU reflects the abovementioned reduction in the mobile termination rate.

Revenues from product sales amounted to 607 million reais in the first quarter of 2015 (+0.7%, 603 million reais in the first quarter 2014), driven mainly by the different product mix, with growth in the smartphone component and a higher average sales price.

The total number of lines at March 31, 2015 amounted to 75,749 thousand, essentially unchanged compared to December 31, 2014 and representing a market share of approximately 26.8% (27% at December 31, 2014).

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	20

EBITDA

EBITDA in the first quarter of 2015 amounted to 1,337 million reais, an improvement of 21 million reais (+1.6%) compared to the same period of 2014. The increase in EBITDA was essentially driven by lower costs for the acquisition of goods and services, mainly attributable to lower revenues due to other TLC operators and the reduction in other operating expenses, despite higher employee benefits expenses. The EBITDA margin stood at 29.4%, 1.4 percentage points higher than in the first quarter of 2014.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	827	846	2,666	2,740	(74)
Employee benefits expenses	97	84	313	273	40
Other operating expenses	139	147	449	477	(28)
Change in inventories	(38)	(10)	(122)	(33)	(89)

•  acquisition of goods and services totaled 2,666 million reais (2,740 million reais in the first quarter of 2014). The 2.7% decrease compared to the same period of the previous year (-74 million reais) was broken down as follows:

-255	million reais for revenues due to other TLC operators;
+101	million reais for purchases relating primarily to costs of products for resale;
+48	million reais for external service costs.
+32	million reais for rent and lease costs.

•  employee benefits expenses, amounting to 313 million reais, were up 40 million reais compared with the first quarter of 2014 (+14.7%). The average workforce grew from 11,127 employees in the first quarter of 2014 to 11,745 employees in the first quarter of 2015. The ratio of employee benefits expenses to total revenues was 6.9%, up 1.1 percentage points compared to the first quarter of 2014;

•  other operating expenses amounted to 449 million reais, a decrease of 5.9% on the first quarter of 2014. The expenses were broken down as follows:

(millions of Brazilian reais)	1st Quarter 2015	1st Quarter 2014	Change

Write-downs and expenses in connection with credit management	56	76	(20)
Provision charges	57	56	1
TLC operating fees and charges	308	310	(2)
Indirect duties and taxes	15	17	(2)
Sundry expenses	13	18	(5)
Total	449	477	(28)

EBIT

EBIT was 527 million reais, decreasing 61 million reais compared to the first quarter of 2014. This result, despite the improvement in EBITDA, was attributable to higher depreciation and amortization charges of 83 million reais (811 million reais in the first quarter of 2015, compared to 728 million reais in the first quarter of 2014).

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	21

Media

On June 30, 2014 Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso (Espresso group) completed the merger of the digital terrestrial network operator businesses controlled by Persidera S.p.A. and Rete A S.p.A, respectively.

The merger of Rete A by absorption into Persidera was completed on December 1, 2014.

The table below shows the results of the Media Business Unit, which for the first quarter of 2014 did not include the results of Rete A; these results are, however, considered for the calculation of the organic changes.

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change
			amount	%	% organic

Revenues	21	15	6	40.0	0.0
EBITDA	9	6	3	50.0	0.0
EBITDA Margin	42.9	40.0
EBIT	3	(1)	4
EBIT Margin	14.3	(6.7)
Headcount at period end (number) (*)	87	(1) 89	(2)	(2.2)

(1)        Headcount at December 31, 2014

 (*)       Includes employees with temp work contracts (zero at 03/31/2015, 1 at 12/31/2014)

At March 31, 2015, the three Digital Multiplexes formerly of Persidera S.p.A. had reached a population coverage of 95.6% of the Italian population.

In contrast, the coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%.

Revenues

Revenues amounted to 21 million euros in the first quarter of 2015, increasing by 6 million euros (+40.0%) compared to the 15 million euros recorded in the first quarter of 2014. This change, which was partly driven by the merger of Rete A (acquired on June 30, 2014 and merged into Persidera S.p.A. in December 2014) which had not yet occurred in the first quarter of 2014, was entirely attributable to the Network Operator. Including the assets formerly of Rete A in the first quarter of 2014, the organic change in revenues was essentially zero.

EBITDA

EBITDA was a positive 9 million euros in the first quarter of 2015, up 3 million euros (+50.0%) compared to the same period of 2014 (6 million euros). This performance was driven by the aforementioned increase in revenues, only partially offset by an increase in other operating expenses of 3 million euros at the Network Operator, mainly attributable to the costs from the former Rete A operations not present in the first quarter of 2014; including these costs, organic EBITDA was in line with the first quarter of 2014.

EBIT

EBIT was 3 million euros (-1 million euros in the first quarter 2014). This performance reflected the change in EBITDA described above and the reduction in depreciation and amortization of 1 million euros.

Interim Management Report at March 31, 2015	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Media Business Unit	22

Discontinued operations/Non-current assets held for sale

The results are provided below for the Sofora - Telecom Argentina group, which has been classified under "Discontinued operations/Non-current assets held for sale" following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, as described in the 2014 Annual Report.

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 9.78805 in the first quarter of 2015 and 10.39657 in the first quarter of 2014.

Income statement impacts of the Sofora - Telecom Argentina group:

	(millions of euros)		(millions of Argentine pesos)
	1st Quarter	1st Quarter	1st Quarter	1st Quarter	Change
	2015	2014	2015	2014	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Income statement impacts of the Sofora - Telecom Argentina group:
Revenues	906	718	8,872	7,466	1,406	18.8
EBITDA	268	203	2,626	2,106	520	24.7
EBITDA Margin	29.6	28.2	29.6	28.2		1.4 pp
EBIT	269	203	2,630	2,110	520	24.6
EBIT Margin	29.6	28.3	29.6	28.3		1.3 pp
Finance income/(expenses), net	(7)	(3)	(63)	(27)	(36)	-
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	262	200	2,567	2,083	484	23.2
Income tax expense	(91)	(67)	(893)	(705)	(188)	26.7
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	171	133	1,674	1,378	296	21.5

Interim Management Report at March 31, 2015	Discontinued operations/Non-current assets held for sale	23

	3/31/2015	12/31/2014	Change
			amount	%

Fixed-line
Lines at period end (thousands)	4,077	4,093	(16)	(0.4)
ARBU (Average Revenue Billed per User) (Argentine pesos)	60.5	54.6 (3)	5.9	10.8
Mobile
Lines at period end (thousands)	21,841	22,066	(225)	(1.0)
Telecom Personal mobile lines (thousands)	19,332	19,585	(253)	(1.3)
% postpaid lines (1)	32%	32%
MOU Telecom Personal (minutes/month)	90.5	93,9 (3)	(3.4)	(3.6)
ARPU Telecom Personal (Argentine pesos)	86.2	68.3 (3)	17.9	26.1
Núcleo mobile lines (thousands) (2)	2,509	2,481	28	1.1
% postpaid lines (1)	19%	19%
Broadband
Broadband accesses at period end (thousands)	1,768	1,771	(3)	(0.2)
ARPU (Argentine pesos)	178.5	138.0 (3)	40.5	29.4

(1)    Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(2)    Includes WiMAX lines.

(3)    Figures for the first quarter of 2014. The value of the MOU has now been redetermined to also take into account the minutes offered free of charge when customers top-up.

Revenues

Revenues for the first quarter of 2015 amounted to 8,872 million pesos, increasing 1,406 million pesos (+18.8%) compared with the first quarter of 2014 (7,466 million pesos), mainly thanks to the growth in the relative average revenue per user (ARPU). The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora - Telecom Argentina group, an increase of 18% on the first quarter of 2014.

Fixed-line telephony service: the number of fixed lines decreased by 16 thousand compared to the end of 2014, totaling 4,077 thousand at March 31, 2015. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 10.8% compared to the first quarter of 2014, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefited from the exchange rate difference with respect to the first quarter of 2014.

Mobile telephony service: Telecom Personal mobile lines in Argentina decreased by 253 thousand compared to the end of 2014, coming to a total of 19,332 thousand lines at March 31, 2015, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 26.1% to 86.2 pesos (68.3 pesos in the first quarter of 2014). A large part of this growth was attributable to value-added services (including revenue sharing and Internet) which together accounted for 58% of revenues from mobile telephony services in the first quarter of 2015.

In Paraguay, the Núcleo customer base increased by 1.1% compared to December 31, 2014, reaching 2,509 thousand lines, 19% of which are postpaid.

Interim Management Report at March 31, 2015	Discontinued operations/Non-current assets held for sale	24

BroadBand: Telecom Argentina's portfolio of broadband lines totaled 1,768 thousand accesses at March 31, 2015, a decrease of 3 thousand on December 31, 2014. ARPU rose by 29.4% to 178.5 pesos (138.0 pesos in the first quarter of 2014), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 520 million pesos (+24.7%) compared to the first quarter of 2014, reaching 2,626 million pesos. The ratio of employee benefits expenses came to 29.6%, up 1.4 percentage points over the first quarter of 2014, mainly due to the reduction in costs for high-grade handsets and accessories, which was partially offset by higher employee benefits expenses.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	355	336	3,471	3,493	(22)
Employee benefits expenses	160	114	1,568	1,182	386
Other operating expenses	124	93	1,211	973	238
Change in inventories	-	(27)	2	(276)	278

•   acquisition of goods and services totaled 3,471 million pesos (3,493 million pesos in the first quarter of 2014), with a rise in external service costs in particular of 441 million pesos and a reduction in purchases of goods of 419 million pesos;

•  employee benefits expenses stood at 1,568 million pesos, an increase of 386 million pesos compared to the first quarter of 2014 (+32.7%). The change was due to salary increases resulting from periodic revisions in union agreements, primarily linked to inflation. The ratio of employee benefits expenses to total revenues rose to 17.7%, up 1.9 percentage points over the first quarter of 2014;

•  other operating expenses amounted to 1,211 million pesos, increasing 238 million pesos on the first quarter of 2014. These expenses consist of the following:

(millions of Argentine pesos)	1st Quarter 2015	1st Quarter 2014	Change

Write-downs and expenses in connection with credit management	183	118	65
Provision charges	68	44	24
TLC operating fees and charges	166	137	29
Indirect duties and taxes	707	611	96
Sundry expenses	87	63	24
Total	1,211	973	238

EBIT

EBIT for the first quarter of 2015 came to 2,630 million pesos compared to 2,110 million pesos recorded for the first quarter of 2014. The increase of 520 million pesos was attributable to the improvement in EBITDA.

The EBIT margin stood at 29.6% of revenues (+1.3 percentage points compared to the first quarter of 2014).

Interim Management Report at March 31, 2015	Discontinued operations/Non-current assets held for sale	25

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

Capital expenditures

Capital expenditures in the first quarter of 2015 amounted to 864 million pesos, down 138 million pesos compared to the first quarter of 2014 (1,002 million pesos). Capital expenditures for the period related to customer acquisition costs, the enlargement and upgrading of the access network to increase capacity and improve quality for the 3G mobile network, and the upgrading of broadband services on the fixed-line network, in addition to backhauling to support the growth in data traffic volumes. In the first quarter 2015, activation of the sites for the start-up of the 4G service was also completed.

Interim Management Report at March 31, 2015	Discontinued operations/Non-current assets held for sale	26

Consolidated Financial Position and Cash Flows Performance

Non-current assets

•  Goodwill: decreased by 96 million euros, from 29,943 million euros at the end of 2014 to 29,847 million euros at March 31, 2015, due to changes in foreign exchange rates applicable to the Group’s Brazilian operations(1) [2].

Further details are provided in the Note "Goodwill" in the condensed consolidated financial statements at March 31, 2015 of the Telecom Italia Group.

•  Other intangible assets: decreased by 158 million euros, from 6,827 million euros at the end of 2014 to 6,669 million euros at March 31, 2015, representing the balance of the following items:

–      capex (+429 million euros);

–      amortization charge for the period (-463 million euros);

–      disposals, exchange differences, reclassifications and other movements (for a net negative balance of 124 million euros).

•  Tangible assets: Tangible assets decreased by 281 million euros, from 13,387 million euros at the end of 2014 to 13,106 million euros at March 31, 2015, and is the balance of the following:

–      capex (+535 million euros);

–      depreciation charge for the period (-589 million euros);

–      disposals, exchange differences, reclassifications and other changes (for a net positive balance of 227 million euros).

Discontinued operations/Non-current assets held for sale

These related to the Sofora - Telecom Argentina group and included:

•  financial assets of 217 million euros;

•  non-financial assets of 3,995 million euros.

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the condensed consolidated financial statements of the Telecom Italia Group at March 31, 2015.

Consolidated equity

Consolidated equity amounted to 22,050 million euros (21,699 million euros at December 31, 2014), of which 18,282 million euros attributable to Owners of the Parent (18,145 million euros at December 31, 2014) and 3,768 million euros attributable to non-controlling interests (3,554 million euros at December 31, 2014).

In greater detail, the changes in equity were the following:

(1)     The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.45149 at March 31, 2015 and 3.22489 at December 31, 2014.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	27

(millions of euros)	3/31/2015	12/31/2014

At the beginning of the period	21,699	20,186
Total comprehensive income (loss) for the period	183	1,539
Dividends approved by:	(17)	(343)
Telecom Italia S.p.A.	−	(166)
Other Group companies	(17)	(177)
Issue of equity instruments	7	64
Convertible bond issue maturing 2022 - equity component	186	−
Effect of Rete A acquisition	−	40
Effect of equity transactions of the Sofora – Telecom Argentina group	−	160
Other changes	(8)	53
At the end of the period	22,050	21,699

Cash flows

Adjusted net financial debt stood at 27,430 million euros, up 779 million euros compared to December 31, 2014 (26,651 million euros).

Excluding the net financial assets of the Sofora - Telecom Argentina group, amounting to 98 million euros (122 million euros at December 31, 2014), the adjusted net financial debt would have increased by 755 million euros compared to December 31, 2014.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2015:

Change in adjusted net financial debt

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014

EBITDA	2,031	2,200	(169)
Capital expenditures on an accrual basis	(964)	(684)	(280)
Change in net operating working capital:	(1,500)	(1,502)	2
Change in inventories	(40)	(27)	(13)
Change in trade receivables and net amounts due from customers on construction contracts	(345)	(77)	(268)
Change in trade payables (*)	(980)	(1,065)	85
Other changes in operating receivables/payables	(135)	(333)	198
Change in employee benefits	(6)	(5)	(1)
Change in operating provisions and Other changes	(16)	(23)	7
Net operating free cash flow	(455)	(14)	(441)
% of Revenues	(9.0)	(0.3)	(8.7) pp

Sale of investments and other disposals flow	3	74	(71)
Share capital increases/reimbursements, including incidental costs	186	−	186
Financial investments flow	−	(9)	9
Dividends payment	(3)	−	(3)
Finance expenses, income taxes and other net non-operating requirements flow	(486)	(624)	138
Reduction/(Increase) in adjusted net financial debt from continuing operations	(755)	(573)	(182)
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(24)	(149)	125
Reduction/(Increase) in adjusted net financial debt	(779)	(722)	(57)

 (*)    Includes the change in trade payables for amounts due to fixed asset suppliers.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	28

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt in the first quarter of 2015 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Quarter 2015		1st Quarter 2014		Change
		% of total		% of total

Domestic	676	70.1	493	72.1	183
Brazil	287	29.8	189	27.6	98
Media and Other Operations	1	0.1	2	0.3	(1)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	964	100.0	684	100.0	280
% of Revenues	19.1		13.2		5.9 pp

Capital expenditure in the first quarter of 2015 totaled 964 million euros, up 280 million euros on the first quarter of 2014. In particular:

•  the Domestic Business Unit reported capital expenditure, up 183 million euros compared to the first quarter of 2014. This increase reflected in particular the amount paid for the renewal for three years of the GSM license of 117 million euros, in addition to innovative investments for the development of next-generation networks and services (+83 million euros), representing 33% overall capital expenditure (28% in the same period of 2014);

•  the Brazil Business Unit reported an increase of 98 million euros on the first quarter of 2014, essentially without any exchange rate effect. This capital expenditure was mainly aimed at the development of industrial infrastructure.

Change in net operating working capital

The change in net operating working capital for the first quarter 2015 was a decrease of 1,500 million euros (decrease of 1,502 million euros in the first quarter 2014). In particular:

•  the change in inventories and the management of trade receivables generated negative impacts of 40 million euros and 345 million euros, respectively; in particular, the negative change in trade receivables was influenced by the lower amount of assignments of receivables to factoring companies in the first quarter 2015 due to the temporary presence of liquidity temporarily above the amounts considered optimal;

•  the change in trade payables (- 980 million euros) was linked to a seasonal peak in payments of bills payable. Capital expenditure and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following quarter due to the normal payment terms and contractually applicable conditions;

•  the other changes in other operating receivables/payables (-135 million euros) include a negative amount of 224 million euros, for levies on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March. This change was partly offset by the performance of other operating payables of the Domestic Business Unit.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	29

Share capital increases/reimbursements, including incidental costs

In the first quarter of 2015, the amount of 186 million euros related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

In particular, the reduction of 186 million euros in net financial debt corresponded to the difference between the credit received by bondholders following the issue of the bond and the debt component of the financial instrument issued. The debt component is equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights, while the remaining part, up to the amount of the credit received, was recognized as an equity item (residual method).

Sale of investments and other disposals flow

This was positive by 3 million euros in the first quarter of 2015 and related to sales of assets as part of normal operations.

In the first quarter 2014 it amounted to 74 million euros and was mainly due to the receipt of 71 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.

Financial investments flow

In the first quarter of 2015 this item amounted to zero.

In the first quarter 2014 this item amounted to 9 million euros and mainly related to Telecom Italia S.p.A.'s acquisition of control over Trentino NGN S.r.l. on February 28, 2014.

Finance expenses, income taxes and other net non-operating requirements flow

The item mainly included the payment, during the first quarter of 2015, of net finance expenses (622 million euros) and income taxes (18 million euros), as well as the change in non-operating receivables and payables.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	30

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2015	12/31/2014	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	25,084	23,440	1,644
Amounts due to banks, other financial payables and liabilities	8,296	7,901	395
Finance lease liabilities	947	984	(37)
	34,327	32,325	2,002
Current financial liabilities (*)
Bonds	3,905	2,645	1,260
Amounts due to banks, other financial payables and liabilities	1,968	1,872	96
Finance lease liabilities	163	169	(6)
	6,036	4,686	1,350
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	119	43	76
Total Gross financial debt	40,482	37,054	3,428
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(3,607)	(2,439)	(1,168)
	(3,613)	(2,445)	(1,168)
Current financial assets
Securities other than investments	(1,617)	(1,300)	(317)
Financial receivables and other current financial assets	(525)	(311)	(214)
Cash and cash equivalents	(5,507)	(4,812)	(695)
	(7,649)	(6,423)	(1,226)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(217)	(165)	(52)
Total financial assets	(11,479)	(9,033)	(2,446)
Net financial debt carrying amount	29,003	28,021	982
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,573)	(1,370)	(203)
Adjusted net financial debt	27,430	26,651	779
Breakdown as follows:
Total adjusted gross financial debt	37,303	34,421	2,882
Total adjusted financial assets	(9,873)	(7,770)	(2,103)
(*) of which current portion of medium/long-term debt:
Bonds	3,905	2,645	1,260
Amounts due to banks, other financial payables and liabilities	1,398	1,413	(15)
Finance lease liabilities	163	169	(6)

The financial risk management policies of the Telecom Italia Group are aimed at diversifying market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	31

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a measure called "Adjusted net financial debt" has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the "Adjusted net financial debt" excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies finalized during the first quarter of 2015 resulted in a positive effect on net financial debt at March 31, 2015 of 519 million euros (1,316 million euros at December 31, 2014).

Gross financial debt

Bonds

Bonds at March 31, 2015 were recorded for a total of 28,989 million euros (26,085 million euros at December 31, 2014). Their nominal repayment amount was 28,225 million euros, up 3,311 million euros compared to December 31, 2014 (24,914 million euros).

Changes in bonds over the first quarter of 2015 are shown below:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015
Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	03/26/2015

(*) The bond will only become convertible upon approval of the related capital increase by the Shareholders' Meeting of Telecom Italia S.p.A. called for May 20, 2015.

On January 21, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	32

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price

Buybacks
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1 billion euros, maturing September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

(1) Net of buybacks by the Company of 172 million euros during 2014.

(2) Net of buybacks by the Company of 228 million euros during 2014.

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2015 was 198 million euros, up 2 million euros compared to December 31, 2014 (196 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2015:

(billions of euros)	3/31/2015		12/31/2014
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	7.0	-	7.0	-

Telecom Italia has two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and May 25, 2018, both of which undrawn.

Telecom Italia also has a bilateral term loan expiring August 3, 2016, for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

On October 20, 2014, a bilateral term loan was signed with Cassa Depositi e Prestiti for an amount of 150 million euros with a 5-year expiry, drawn down for the full amount.

On November 10, 2014, a bilateral term loan was signed with Mediobanca for an amount of 200 million euros with a 5-year expiry, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.06 years.

The average cost of the Group's debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the condensed consolidated financial statements at March 31, 2015 of the Telecom Italia Group.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	33

Current financial assets and liquidity margin

The Telecom Italia Group's available liquidity margin amounted to 14,124 million euros at March 31, 2015 (net of 183 million euros related to Discontinued Operations), corresponding to the sum of "Cash and cash equivalents" and "Current securities other than investments", totaling 7,124 million euros (6,112 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group Financial Liabilities due beyond the next 24 months. Against a use of cash from operations, the increase in "Cash and cash equivalents" compared to December 31, 2014 was due to the net positive effect of the trend in repayments/new issues and the use of liquidity to repurchase Group bonds.

In particular:

Cash and cash equivalents amounted to 5,507 million euros (4,812 million euros at December 31, 2014). The different technical forms of investing available cash at March 31, 2015 can be analyzed as follows:

–      Maturities: investments have a maximum maturity of three months;

–      Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

–      Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,617 million euros (1,300 million euros at December 31, 2014). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of 257 million euros of Italian and European treasury bonds purchased by Telecom Italia S.p.A. and 735 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A., 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012) and 620 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

Interim Management Report at March 31, 2015	Consolidated Financial Position and Cash Flows Performance	34

Consolidated Financial Statements – Telecom Italia Group

The Interim Management Report at March 31, 2015 of the Telecom Italia Group has been prepared in accordance with article 154–ter (Financial Reports) of Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) as amended. This document also includes the Condensed Consolidated Financial Statements at March 31, 2015, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, IAS 34 Interim Reports.

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2015 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2014, to which reference can be made, except for the application of the new Standards/Interpretations adopted by the Group from January 1, 2015. However, as described in the notes to the condensed consolidated financial statements at March 31, 2015, the new Standards/Interpretations had no effects on the consolidated financial statements of the Group.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled "Business Outlook for the Year 2015" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

Main changes in the scope of consolidation

The following change took place in the scope of consolidation during the first quarter of 2015:

•  INWIT S.p.A. (Domestic Business Unit): established in January 2015.

The following changes in the scope of consolidation occurred during 2014:

•  Telecom Italia Ventures S.r.l. (Domestic Business Unit): established in July 2014;

•  Rete A S.p.A. (Media Business Unit): on June 30, 2014 Persidera S.p.A. acquired 100% of the company. As a result Rete A entered the Group's scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A into Persidera was completed on December 1, 2014;

•  TIMB2 S.r.l. (Media Business Unit): established in May 2014;

•  Trentino NGN S.r.l. (Domestic Business Unit): on February 28, 2014 the Telecom Italia Group acquired the controlling interest in the company, which is now part of the Group's scope of consolidation.

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	35

Separate Consolidated Income Statements

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014	(a-b)
	(a)	(b)	amount	%

Revenues	5,053	5,188	(135)	(2.6)
Other income	53	84	(31)	(36.9)
Total operating revenues and other income	5,106	5,272	(166)	(3.1)
Acquisition of goods and services	(2,172)	(2,179)	7	0.3
Employee benefits expenses	(833)	(775)	(58)	(7.5)
Other operating expenses	(265)	(267)	2	0.7
Change in inventories	47	23	24	−
Internally generated assets	148	126	22	17.5
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,031	2,200	(169)	(7.7)
Depreciation and amortization	(1,052)	(1,070)	18	1.7
Gains (losses) on disposals of non-current assets	−	37	(37)	−
Impairment reversals (losses) on non-current assets	−	−	−	−
Operating profit (loss) (EBIT)	979	1,167	(188)	(16.1)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(5)	5	−
Other income (expenses) from investments	2	11	(9)	(81.8)
Finance income	1,511	366	1,145	−
Finance expenses	(2,329)	(1,051)	(1,278)	−
Profit (loss) before tax from continuing operations	163	488	(325)	(66.6)
Income tax expense	(74)	(254)	180	70.9
Profit (loss) from continuing operations	89	234	(145)	(62.0)
Profit (loss) from Discontinued operations/Non-current assets held for sale	169	133	36	27.1
Profit (loss) for the period	258	367	(109)	(29.7)
Attributable to:
Owners of the Parent	80	222	(142)	(64.0)
Non-controlling interests	178	145	33	22.8

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	36

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (Loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Profit (loss) for the period	(a)	258	367

Other components of the Consolidated Statement of Comprehensive Income

Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−
Income tax effect		−	−
	(b)	−	−
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	−	−

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		39	24
Loss (profit) transferred to the Separate Consolidated Income Statements		(4)	(6)
Income tax effect		(7)	(3)
	(e)	28	15

Hedging instruments:
Profit (loss) from fair value adjustments		539	(26)
Loss (profit) transferred to the Separate Consolidated Income Statements		(455)	2
Income tax effect		(22)	4
	(f)	62	(20)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(165)	(175)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		−	−
Income tax effect		−	−
	(g)	(165)	(175)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Loss (profit) transferred to the Separate Consolidated Income Statements		−	−
Income tax effect		−	−
	(h)	−	−
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	(75)	(180)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(75)	(180)
Total comprehensive income (loss) for the period	(a+k)	183	187
Attributable to:
Owners of the Parent		(51)	280
Non-controlling interests		234	(93)

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	37

Consolidated Statements of Financial Position

(millions of euros)		3/31/2015	12/31/2014	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		29,847	29,943	(96)
Intangible assets with a finite useful life		6,669	6,827	(158)
		36,516	36,770	(254)
Tangible assets
Property, plant and equipment owned		12,293	12,544	(251)
Assets held under finance leases		813	843	(30)
		13,106	13,387	(281)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		36	36	−
Other investments		48	43	5
Non-current financial assets		3,613	2,445	1,168
Miscellaneous receivables and other non-current assets		1,594	1,571	23
Deferred tax assets		1,195	1,118	77
		6,486	5,213	1,273
Total Non-current assets	(a)	56,108	55,370	738
Current assets
Inventories		353	313	40
Trade and miscellaneous receivables and other current assets		6,361	5,615	746
Current income tax receivables		32	101	(69)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		2,142	1,611	531
Cash and cash equivalents		5,507	4,812	695
		7,649	6,423	1,226
Current assets sub-total		14,395	12,452	1,943
Discontinued operations/Non-current assets held for sale
of a financial nature		217	165	52
of a non-financial nature		3,995	3,564	431
		4,212	3,729	483
Total Current assets	(b)	18,607	16,181	2,426
Total Assets	(a+b)	74,715	71,551	3,164

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	38

(millions of euros)		3/31/2015	12/31/2014	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		18,282	18,145	137
Non-controlling interests		3,768	3,554	214
Total Equity	(c)	22,050	21,699	351
Non-current liabilities
Non-current financial liabilities		34,327	32,325	2,002
Employee benefits		1,059	1,056	3
Deferred tax liabilities		530	438	92
Provisions		628	720	(92)
Miscellaneous payables and other non-current liabilities		793	697	96
Total Non-current liabilities	(d)	37,337	35,236	2,101
Current liabilities
Current financial liabilities		6,036	4,686	1,350
Trade and miscellaneous payables and other current liabilities		7,604	8,376	(772)
Current income tax payables		21	36	(15)
Current liabilities sub-total		13,661	13,098	563
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		119	43	76
of a non-financial nature		1,548	1,475	73
		1,667	1,518	149
Total Current Liabilities	(e)	15,328	14,616	712
Total Liabilities	(f=d+e)	52,665	49,852	2,813
Total Equity and Liabilities	(c+f)	74,715	71,551	3,164

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	39

Consolidated Statements of Cash Flows

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Cash flows from operating activities:
Profit (loss) from continuing operations		89	234
Adjustments for:
Depreciation and amortization		1,052	1,070
Impairment losses (reversals) on non-current assets (including investments)		3	−
Net change in deferred tax assets and liabilities		(11)	105
Losses (gains) realized on disposals of non-current assets (including investments)		−	(38)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	5
Change in employee benefits		(6)	(5)
Change in inventories		(40)	(27)
Change in trade receivables and net amounts due from customers on construction contracts		(345)	(77)
Change in trade payables		(606)	(496)
Net change in current income tax receivables/payables		49	117
Net change in miscellaneous receivables/payables and other assets/liabilities		(39)	(347)
Cash flows from (used in) operating activities	(a)	146	541
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(429)	(309)
Purchase of tangible assets on an accrual basis		(535)	(375)
Total purchase of intangible and tangible assets on an accrual basis		(964)	(684)
Change in amounts due to fixed asset suppliers		(374)	(569)
Total purchase of intangible and tangible assets on a cash basis		(1,338)	(1,253)
Acquisition of control in subsidiaries or other businesses, net of cash acquired		−	(9)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		(1,631)	(110)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	−
Proceeds from sale/repayment of intangible, tangible and other non-current assets		3	74
Cash flows from (used in) investing activities	(b)	(2,966)	(1,298)
Cash flows from financing activities:
Change in current financial liabilities and other		1,327	65
Proceeds from non-current financial liabilities (including current portion)		3,015	1,094
Repayments of non-current financial liabilities (including current portion)		(965)	(2,108)
Share capital proceeds/reimbursements (including subsidiaries)		186	−
Dividends paid		(3)	−
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	3,560	(949)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	9	(190)
Aggregate cash flows	(e=a+b+c+d)	749	(1,896)
Net cash and cash equivalents at beginning of the period	(f)	4,910	6,296
Net foreign exchange differences on net cash and cash equivalents	(g)	(57)	(84)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,602	4,316

Additional Cash Flow Information

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Income taxes (paid) received		(18)	(16)
Interest expense paid		(771)	(873)
Interest income received		149	158
Dividends received		−	−

Analysis of Net Cash and Cash Equivalents

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		4,812	5,744
Bank overdrafts repayable on demand – from continuing operations		(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,910	6,296
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		5,507	3,945
Bank overdrafts repayable on demand – from continuing operations		(31)	(55)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		126	426
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		5,602	4,316

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	40

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014

Purchases of goods	486	436	50
Revenues due to other TLC operators and interconnection costs	557	626	(69)
Commercial and advertising costs	352	332	20
Power, maintenance and outsourced services	322	319	3
Rent and leases	177	182	(5)
Other service expenses	278	284	(6)
Total acquisition of goods and services	2,172	2,179	(7)
% of Revenues	43.0	42.0	1.0 pp

Employee benefits expenses

(millions of euros)	1st Quarter 2015	1st Quarter 2014	Change

Employee benefits expenses - Italy	729	683	46
Employee benefits expenses – Outside Italy	104	92	12
Total employee benefits expenses	833	775	58
% of Revenues	16.5	14.9	1.6 pp

Average salaried workforce

(equivalent number)	1st Quarter 2015	1st Quarter 2014	Change

Average salaried workforce – Italy	47,428	47,511	(83)
Average salaried workforce – Outside Italy	12,009	11,450	559
Total average salaried workforce (1)	59,437	58,961	476
Non-current assets held for sale - Sofora - Telecom Argentina group	15,541	15,653	(112)
Total average salaried workforce - including Non-current assets held for sale	74,978	74,614	364

(1)      Includes employees with temp work contracts: 4 in the first quarter of 2015 (3 in Italy and 1 outside Italy). In the first quarter of 2014, the average headcount was 9 (4 in Italy and 5 outside Italy).

Headcount at period end

(number)	3/31/2015	12/31/2014	Change

Headcount – Italy	52,806	52,882	(76)
Headcount – Outside Italy	13,031	13,143	(112)
Total headcount at period end(1)	65,837	66,025	(188)
Non-current assets held for sale - Sofora - Telecom Argentina group	16,362	16,420	(58)
Total headcount at period end - including Non-current assets held for sale	82,199	82,445	(246)

(1)      Includes employees with temp work contracts: 4 employees at March 31, 2015, and 9 employees at December 31, 2014.

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	41

Headcount at period end – Breakdown by Business Unit

(number)	3/31/2015	12/31/2014	Change

Domestic	52,965	53,076	(111)
Brazil	12,765	12,841	(76)
Media	87	89	(2)
Other Operations	20	19	1
Total	65,837	66,025	(188)

Other income

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014

Late payment fees charged for telephone services	16	18	(2)
Recovery of employee benefit expenses, purchases and services rendered	6	8	(2)
Capital and operating grants	7	7	−
Damage compensation, penalties and sundry recoveries	8	10	(2)
Other income	16	41	(25)
Total	53	84	(31)

Other operating expenses

(millions of euros)	1st Quarter	1st Quarter	Change
	2015	2014

Write-downs and expenses in connection with credit management	77	83	(6)
Provision charges	24	18	6
TLC operating fees and charges	106	108	(2)
Indirect duties and taxes	31	31	−
Penalties, settlement compensation and administrative fines	15	13	2
Association dues and fees, donations, scholarships and traineeships	5	4	1
Sundry expenses	7	10	(3)
Total	265	267	(2)

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	42

Events Subsequent to March 31, 2015

For details of subsequent events see the specific Note “Events Subsequent to March 31, 2015” in the Telecom Italia Group condensed consolidated financial statements at March 31, 2015.

Business Outlook for the Year 2015

In 2015, the telecommunications market will continue to experience a decline in traditional services (voice and accesses), partly offset by the increase in revenues from innovative services thanks to the growing demand for connectivity and digital services. The combined effect of these trends is expected to cause a further overall decline in the domestic market, but much more limited than in previous years, particularly in the Mobile segment. In Brazil the forecast is for growth, albeit at slower rates than in previous years, as a result of the steady penetration and saturation of the Mobile market, as well as the migration from traditional voice-SMS messaging services to Internet services and the impact of the reduction in mobile termination rates (MTRs).

In this scenario, the Telecom Italia Group – as announced in the 2015–2017 Plan – will continue to defend its market shares and invest in the development of infrastructures, with a sharp increase in investments in innovative components. Specifically, the five areas of technology development will be fixed fiber optic ultrabroadband, mobile ultrabroadband, the establishment of new data centers to support cloud services, international fiber connections, and the transformation of industrial process to structurally reduce running costs by streamlining and upgrading infrastructures.

The aim of the additional investment is to create the conditions for revenue stabilization and recovery, based increasingly on the spread of innovative services with digital content.

Investments within the Domestic perimeter will total around 10 billion euros over the plan period, of which around 5 billion euros exclusively for the innovative component (NGN, LTE, Cloud Computing, Data Center, Sparkle and Restructuring) which, by 2017, will enable 75% of the population to be reached by fiber optics and over 95% by 4G. In Brazil, investments will rise to 14 billion reais with the objective of extending 4G coverage to over 15,000 sites and 3G coverage to over 14,000 sites by 2017.

In this scenario, management – in keeping with the developments identified in the 2015-2017 Three-Year Plan – expects to see a progressive improvement in operating performance for the current year in both the Domestic market (with the objective of EBITDA stabilization by 2016) and in Brazil.

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	43

Main risks and uncertainties

The business outlook for 2015 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

Strategic risks

Risks related to macro economic factors

The Group's economic and financial situation is subject to the influence of numerous macro economic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment, with the consequent reduction in income available for consumption and, in Brazil, generally by the slowdown in economic growth.

In addition, the Telecom Italia Group is currently undertaking numerous extraordinary transactions, including corporate transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, etc.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our market share and lower prices and margins. Competition is focused both on innovative products and services, and the price of traditional services.

Operational risks

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, fraud, employee error, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems or network platforms.

Risks related to business continuity

Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company's revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

Interim Management Report at March 31, 2015	Events Subsequent to March 31, 2015	44

•  upgrade the capabilities of the networks to provide customers with services that are closer to their needs;

•  increase the geographical coverage of innovative services;

•  upgrade old systems and networks to adapt them to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total absence of these risks. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company's operating results, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect on its operating results, financial position and cash flows.

Financial risks

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an "adequate level of financial flexibility", in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Regulatory and Compliance Risks

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

•  lack of predictability in the timing of the introduction and consequent results of new processes;

•  decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;

•  decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. There may be some necessary time lags in making the processes compliant when non-conformity has been identified.

Interim Management Report at March 31, 2015	Main risks and uncertainties	45

Corporate Boards at March 31, 2015

Board of Directors

The shareholders' meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016. The same shareholders' meeting also appointed Giuseppe Recchi as Chairman of the Company's board of directors. On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.

As a result, the Board of Directors of the Company is now composed as follows:

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Flavio Cattaneo (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at March 31, 2015:

•  Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chairman appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;

•  Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chairman appointed in the meeting of May 9, 2014) Jean Paul Fitoussi, Denise Kingsmill and Luca Marzotto (appointed by the Board of Directors on March 26, 2015, as a replacement for the Director Flavio Cattaneo).

Board of Statutory Auditors

The ordinary shareholders' meeting of May 15, 2012 appointed the Company's Board of Statutory Auditors with a term up to the approval of the 2014 financial statements (related Shareholders' Meeting has been called for May 20, 2015).

At the shareholders' meeting of April 17, 2013, Roberto Capone formerly alternate auditor, was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the Board of Statutory Auditors. The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

Interim Management Report at March 31, 2015	Consolidated Financial Statements – Telecom Italia Group	46

In view of the reappointment of the Board of Statutory Auditors for the years 2015-2017, the following lists of candidates have been duly submitted:

•  List submitted by Telco S.p.A. (holding of around 22.3% of the voting share capital)

Candidates for the office of Acting Auditor

1.       Gianluca PONZELLINI

2.       Ugo ROCK

3.       Paola MAIORANA

4.       Simone TINI

5.       Stefania BARSALINI

Candidates for the office of Alternate Auditor

1.       Francesco DI CARLO

2.       Gabriella CHERSICLA

3.       Maurizio DATTILO

4.       Barbara NEGRI

•  List submitted by a group of Asset Management Companies and institutional investors (holding of around 1.9% of the voting share capital)

Candidates for the office of Acting Auditor

1.       Roberto CAPONE

2.       Vincenzo CARIELLO

3.       Daria Beatrice LANGOSCO DI LANGOSCO

Candidates for the office of Alternate Auditor

1.       Piera VITALI

2.       Riccardo SCHIOPPO

Independent Auditors

The shareholders' meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the corporate financial reports

At the meeting of April 18, 2014, the board of directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia's financial reports.

Interim Management Report at March 31, 2015	Corporate Boards at March 31, 2015	47

Macro-Organization Chart at March 31, 2015

Following the appointment of Oscar Cicchetti as Chief Executive Officer of INWIT S.p.A., the Tower function was superseded on April 1, 2015. INWIT S.p.A. is under the remit of the Chief of Operations.

On April 15, 2015 the “Press Office & Opinion Makers Relations” function was renamed “Institutional Communication”.

On April 20, 2015 the Fast Rollout FTTH/B project was set up under the remit of the Chief of Operations.

Interim Management Report at March 31, 2015	Corporate Boards at March 31, 2015	48

Information for Investors

Telecom Italia S.p.A. Share Capital at March 31, 2015

Share capital	10,723,391,861.60 euros
Number of ordinary shares (without nominal value)	13,470,955,451
Number of savings shares (without nominal value)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on March 2015 average prices)	20,025 million euros

The ordinary and savings shares of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are listed in Italy (FTSE index) whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index). The Telecom Italia S.p.A. ordinary and savings shares and the Tim Participações S.A. ordinary shares are also listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2015, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (whose capital with voting rights at the date of March 31, 2015 was as follows: Generali group - 30.58%; Mediobanca S.p.A. - 11.62%; Intesa Sanpaolo S.p.A. - 11.62%; Telefónica S.A. - 46.18%) signed a shareholders' agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

On June 16, 2014, Generali, Intesa Sanpaolo and Mediobanca moreover exercised the right to ask for the demerger of Telco in accordance with the shareholders' agreement. As a result, on June 26, the board of directors of Telco approved the partial non-proportional demerger of the company, which will result in an allocation, to the four newly-established beneficiary companies (each fully controlled by each of the shareholders Telefónica, Mediobanca, Generali and Intesa Sanpaolo), of the respective interests held by Telco in Telecom Italia – updated due to the effect of the dilution of the Telco investment in the ordinary share capital of Telecom Italia S.p.A., resulting from the issuance of new ordinary shares for the execution, effective from July 31, 2014, of the 2014 Broad-Based Share Ownership Plan – and therefore specifically: 14.72% to the newco controlled by Telefónica, to 4.30% to the newco of the Generali group, and 1.64% to each of the newcos controlled respectively by Intesa Sanpaolo and Mediobanca. The demerger resolution was passed by the extraordinary shareholders' meeting of Telco on July 9, 2014. As of the effective date of the demerger all the effects of the shareholders' agreement in place between the shareholders of Telco shall cease.

Interim Management Report at March 31, 2015	Macro-Organization Chart at March 31, 2015	49

Under the demerger plan the transaction is subject, among other things, to obtaining the authorizations from Conselho Administrativo de Defesa Econômica (CADE, Brazilian antitrust authority), Agência Nacional de Telecomunicações (Anatel, Brazilian regulatory authority), Comisión Nacional de Defensa de la Competencia (CNDC, Argentine antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni (IVASS formerly ISVAP, Italian regulatory authority of insurance companies).

To date IVASS, Anatel and CADE have issued their authorizations.

As far as the Company is concerned directly, Anatel has issued its approval subject, among other things, to the suspension of all political rights of Telefónica in Telecom Italia and its subsidiaries, ordering that this limitation be added by Telecom Italia S.p.A. to its Company Bylaws. Compliance with this provision must be proved by filing an authenticated copy of the amended Bylaws with the Authority. The shareholder Telco S.p.A. subsequently asked for an addition to be made to the agenda for the Shareholders' Meeting already called for May 20, 2015, with introduction of the following additional item: “Additions to the Company Bylaws requsted by Telefónica, via Telco, in accordance with the order issued by the Agência Nacional de Telecomunicações (ANATEL). Related resolutions”. The bylaw amendment essentially involves the addition of a transitional clause relating to the suspension of the Telefónica's administrative rights in Telecom Italia, after the Telco demerger.

Major Holdings in Share Capital

At March 31, 2015, taking into account the entries in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, article 120, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital were as follows:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.30%
People's Bank of China	Direct	2.07%

Specifically: On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.79% of the total ordinary shares of Telecom Italia S.p.A. at March 31, 2015.

Common Representatives

•  The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).

•  By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2014-2016.

Interim Management Report at March 31, 2015	Information for Investors	50

•  By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the "Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019" up to the approval of the 2014 Annual Report.

Rating at March 31, 2015

At March 31, 2015, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Interim Management Report at March 31, 2015	Information for Investors	51

Significant non-recurring events and transactions

The effect of non-recurring events and transactions on the results of the Telecom Italia Group is set out below.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Quarter	1st Quarter
	2015	2014

Other operating expenses:
Sundry expenses	(1)	−
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(1)	−
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	−	38
Impact on EBIT – Operating profit (loss)	(1)	38
Other income (expenses) from investments:
Fair value measurement of the investment in Trentino NGN S.r.l.	−	11
Impact on profit (loss) before tax from continuing operations	(1)	49
Effect on income taxes on non-recurring items	−	(17)
Impact on profit (loss) for the period	(1)	32

Positions or transactions resulting from atypical and/or unusual operations

In the first quarter of 2015 the Telecom Italia Group did not undertake any atypical and/or unusual transactions, as defined in Consob Communication DEM/6064293 of July 28, 2006.

Interim Management Report at March 31, 2015	Information for Investors	52

Alternative Performance Measures

In this Interim Report at March 31, 2015 of the Telecom Italia Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•  EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•  Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Report provides a reconciliation between the "reported" figure and the "comparable" figure.

•  Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called "Net financial debt carrying amount"), "Adjusted net financial debt" is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Management Report at March 31, 2015	Positions or transactions resulting from atypical and/or unusual operations	53

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Interim Management Report at March 31, 2015	Alternative Performance Measures	54

Contents

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015

Consolidated Statements of Financial Position

Separate Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Note 1 Form, content and other general information

Note 2  Accounting policies

Note 3 Scope of consolidation

Note 4 Goodwill

Note 5 Intangible assets with a finite useful life

Note 6 Tangible assets (owned and under finance leases)

Note 7 discontinued operations/non-current assets held for sale

Note 8 Equity

Note 9  Financial liabilities (non-current and current)

Note 10 Net financial debt

Note 11 Supplementary disclosures on financial instruments

Note 12 Contingent liabilities, other information

Note 13 Segment reporting

Note 14 Related party transactions

Note 15 Events subsequent to March 31, 2015

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	3/31/2015	12/31/2014

Non-current assets
Intangible assets
Goodwill		4)	29,847	29,943
Intangible assets with a finite useful life		5)	6,669	6,827
			36,516	36,770
Tangible assets		6)
Property, plant and equipment owned			12,293	12,544
Assets held under finance leases			813	843
			13,106	13,387
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			36	36
Other investments			48	43
Non-current financial assets			3,613	2,445
Miscellaneous receivables and other non-current assets			1,594	1,571
Deferred tax assets			1,195	1,118
			6,486	5,213
Total Non-current assets	(a)		56,108	55,370
Current assets
Inventories			353	313
Trade and miscellaneous receivables and other current assets			6,361	5,615
Current income tax receivables			32	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets			2,142	1,611
Cash and cash equivalents			5,507	4,812
			7,649	6,423
Current assets sub-total			14,395	12,452
Discontinued operations/Non-current assets held for sale		7)
of a financial nature			217	165
of a non-financial nature			3,995	3,564
			4,212	3,729
Total Current assets	(b)		18,607	16,181
Total Assets	(a+b)		74,715	71,551

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Consolidated Statements of Financial Position	57

Equity and Liabilities

(millions of euros)		note	3/31/2015	12/31/2014

Equity		8)
Share capital issued			10,723	10,723
less: Treasury shares			(89)	(89)
Share capital			10,634	10,634
Paid-in capital			1,725	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			5,923	5,786
Equity attributable to owners of the Parent			18,282	18,145
Non-controlling interests			3,768	3,554
Total Equity	(c)		22,050	21,699
Non-current liabilities
Non-current financial liabilities		9)	34,327	32,325
Employee benefits			1,059	1,056
Deferred tax liabilities			530	438
Provisions			628	720
Miscellaneous payables and other non-current liabilities			793	697
Total Non-current liabilities	(d)		37,337	35,236
Current liabilities
Current financial liabilities		9)	6,036	4,686
Trade and miscellaneous payables and other current liabilities			7,604	8,376
Current income tax payables			21	36
Current liabilities sub-total			13,661	13,098
Liabilities directly associated with Discontinued operations/Non-current assets held for sale		7)
of a financial nature			119	43
of a non-financial nature			1,548	1,475
			1,667	1,518
Total Current Liabilities	(e)		15,328	14,616
Total Liabilities	(f=d+e)		52,665	49,852
Total Equity and Liabilities	(c+f)		74,715	71,551

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Consolidated Statements of Financial Position	58

Separate Consolidated Income Statements

	note	1st Quarter	1st Quarter
(millions of euros)		2015	2014

Revenues		5,053	5,188
Other income		53	84
Total operating revenues and other income		5,106	5,272
Acquisition of goods and services		(2,172)	(2,179)
Employee benefits expenses		(833)	(775)
Other operating expenses		(265)	(267)
Change in inventories		47	23
Internally generated assets		148	126
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		2,031	2,200
Depreciation and amortization		(1,052)	(1,070)
Gains (losses) on disposals of non-current assets		−	37
Impairment reversals (losses) on non-current assets		−	−
Operating profit (loss) (EBIT)		979	1,167
Share of profits (losses) of associates and joint ventures accounted for using the equity method		−	(5)
Other income (expenses) from investments		2	11
Finance income		1,511	366
Finance expenses		(2,329)	(1,051)
Profit (loss) before tax from continuing operations		163	488
Income tax expense		(74)	(254)
Profit (loss) from continuing operations		89	234
Profit (loss) from Discontinued operations/Non-current assets held for sale	7)	169	133
Profit (loss) for the period		258	367
Attributable to:
Owners of the Parent		80	222
Non-controlling interests		178	145

(euros)	1st Quarter	1st Quarter
	2015	2014

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)
Ordinary Share	0.01	0.02
Savings Share	0.02	0.03
of which:
from Continuing operations
Ordinary share	0.01	0.01
Savings share	0.02	0.02

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Separate Consolidated Income Statements	59

Consolidated Statements of Comprehensive Income

Note 8

(millions of euros)		1st Quarter	1st Quarter
		2015	2014

Profit (loss) for the period	(a)	258	367
Other components of the Consolidated Statement of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−
Income tax effect		−	−
	(b)	−	−
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	−	−
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		39	24
Loss (profit) transferred to the Separate Consolidated Income Statements		(4)	(6)
Income tax effect		(7)	(3)
	(e)	28	15
Hedging instruments:
Profit (loss) from fair value adjustments		539	(26)
Loss (profit) transferred to the Separate Consolidated Income Statements		(455)	2
Income tax effect		(22)	4
	(f)	62	(20)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(165)	(175)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		−	−
Income tax effect		−	−
	(g)	(165)	(175)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Loss (profit) transferred to the Separate Consolidated Income Statements		−	−
Income tax effect		−	−
	(h)	−	−
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	(75)	(180)
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(75)	(180)
Total comprehensive income (loss) for the period	(a+k)	183	187
Attributable to:
Owners of the Parent		(51)	280
Non-controlling interests		234	(93)

Consolidated Statements of Changes in Equity

Changes from January 1, 2014 to March 31, 2014

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity

Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	−	5,520	17,061	3,125	20,186
Changes in equity during the period:
Dividends approved									−	(12)	(12)
Total comprehensive income (loss) for the period			15	(20)	63			222	280	(93)	187
Other changes								2	2	18	20
Balance at March 31, 2014	10,604	1,704	54	(581)	(314)	132	−	5,744	17,343	3,038	20,381

Changes from January 1, 2015 to March 31, 2015         Note 8

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity

Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	−	6,794	18,145	3,554	21,699
Changes in equity during the period:
Dividends approved									−	(17)	(17)
Total comprehensive income (loss) for the period			28	62	(221)			80	(51)	234	183
Convertible bond issue maturing 2022 - equity component								186	186		186
Issue of equity instruments								7	7		7
Other changes								(5)	(5)	(3)	(8)
Balance at March 31, 2015	10,634	1,725	103	(575)	(571)	(96)	−	7,062	18,282	3,768	22,050

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Consolidated Statements of Changes in Equity	61

Consolidated Statements of Cash Flows

(millions of euros)		note	1st Quarter	1st Quarter
			2015	2014

Cash flows from operating activities:
Profit (loss) from continuing operations			89	234
Adjustments for:
Depreciation and amortization			1,052	1,070
Impairment losses (reversals) on non-current assets (including investments)			3	−
Net change in deferred tax assets and liabilities			(11)	105
Losses (gains) realized on disposals of non-current assets (including investments)			−	(38)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			−	5
Change in employee benefits			(6)	(5)
Change in inventories			(40)	(27)
Change in trade receivables and net amounts due from customers on construction contracts			(345)	(77)
Change in trade payables			(606)	(496)
Net change in current income tax receivables/payables			49	117
Net change in miscellaneous receivables/payables and other assets/liabilities			(39)	(347)
Cash flows from (used in) operating activities	(a)		146	541
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(429)	(309)
Purchase of tangible assets on an accrual basis		6)	(535)	(375)
Total purchase of intangible and tangible assets on an accrual basis			(964)	(684)
Change in amounts due to fixed asset suppliers			(374)	(569)
Total purchase of intangible and tangible assets on a cash basis			(1,338)	(1,253)
Acquisition of control in subsidiaries or other businesses, net of cash acquired			−	(9)
Acquisitions/disposals of other investments			−	−
Change in financial receivables and other financial assets			(1,631)	(110)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			−	−
Proceeds from sale/repayment of intangible, tangible and other non-current assets			3	74
Cash flows from (used in) investing activities	(b)		(2,966)	(1,298)
Cash flows from financing activities:
Change in current financial liabilities and other			1,327	65
Proceeds from non-current financial liabilities (including current portion)			3,015	1,094
Repayments of non-current financial liabilities (including current portion)			(965)	(2,108)
Share capital proceeds/reimbursements (including subsidiaries)			186	−
Dividends paid			(3)	−
Changes in ownership interests in consolidated subsidiaries			−	−
Cash flows from (used in) financing activities	(c)		3,560	(949)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	7)	9	(190)
Aggregate cash flows	(e=a+b+c+d)		749	(1,896)
Net cash and cash equivalents at beginning of the period	(f)		4,910	6,296
Net foreign exchange differences on net cash and cash equivalents	(g)		(57)	(84)
Net cash and cash equivalents at end of the period	(h=e+f+g)		5,602	4,316

Additional Cash Flow Information

(millions of euros)			1st Quarter	1st Quarter
			2015	2014

Income taxes (paid) received			(18)	(16)
Interest expense paid			f	(873)
Interest income received			149	158
Dividends received			−	−

Analysis of Net Cash and Cash Equivalents
(millions of euros)			1st Quarter	1st Quarter
			2015	2014

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations			4,812	5,744
Bank overdrafts repayable on demand – from continuing operations			(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			4,910	6,296
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations			5,507	3,945
Bank overdrafts repayable on demand – from continuing operations			(31)	(55)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			126	426
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			5,602	4,316
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Consolidated Statements of Cash Flows	62

Note 1
Form, content and other general information

Form and content

Telecom Italia S.p.A. (the "Parent") and its subsidiaries form the "Telecom Italia Group" or the "Group".

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent are located in Milan at Via Gaetano Negri 1, Italy.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group condensed consolidated financial statements at March 31, 2015 have been prepared on a going concern basis (for further details see the Note "Accounting policies") and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as "IFRS"), as well as the laws and regulations in force in Italy.

Specifically, the Telecom Italia Group condensed consolidated financial statements at March 31, 2015 have been prepared in compliance with IAS 34 (Interim Reports) and , as permitted by this standard, do not include all the information required in the annual consolidated financial statements; accordingly, these financial statements should be read together with the 2014 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2014, the separate consolidated income statement and the consolidated statement of comprehensive income for the first quarter of 2014, as well as the consolidated statement of cash flows and the consolidated statement of changes in equity for the first quarter of 2014 have been presented.

The Telecom Italia Group condensed consolidated financial statements at March 31, 2015 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the Telecom Italia Group condensed consolidated financial statements for the period ended March 31, 2015 was approved by resolution of the board of directors’ meeting held on May 7, 2015.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•       the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the "current and non-current" criterion;

•       the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group's industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•       the consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•       the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (Statement of Cash Flows).

Segment reporting

An operating segment is a component of an entity:

•       that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•       whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•       for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.

The term "operating segment" is considered synonymous with "Business Unit".

The operating segments of the Telecom Italia Group are as follows:

•       Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of the Olivetti group (products and services for Information Technology) as well as the related support activities.

•       Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•       Media: operates in the management of Digital Multiplexes through Persidera S.p.A.;

•       Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 1 Form, content and other general information	64

Note 2
Accounting policies

Going concern

The condensed consolidated financial statements at March 31, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•  the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

–      changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

–      variations in business conditions;

–      changes to laws and regulations (price and rate variations);

–      outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

–      financial risks (interest rate and/or exchange rate trends, changes in the Group's credit rating by rating agencies);

•  the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2014 consolidated financial statements in the paragraph devoted to the "Share capital information" under the Note "Equity";

•  the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note "Financial risk management" in the annual consolidated financial statements at December 31, 2014.

Accounting policies and principles of consolidation

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2015 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2014, to which reference can be made, except for:

•  the use of the new standards and interpretations adopted by the Group since January 1, 2015, hereinafter described;

•  the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at March 31, 2015, income tax expense for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to "Deferred tax liabilities"; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in "Deferred tax assets".

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 1 Form, content and other general information	65

Use of estimates

The preparation of the condensed consolidated financial statements at March 31, 2015 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2014.

New Standards and Interpretations endorsed by the EU and in force from January 1, 2015

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2015.

•  Improvements to the IFRS (2011-2013 cycle)

On December 18, 2014, EC Regulation no. 1361-2014 was issued, applying several improvements to the IFRS for the period 2011 -2013, at EU level.

The improvements to the IFRS specifically concern the following aspects:

–      "Amendment to IFRS 3 – Business combinations"; the amendment clarifies that IFRS 3 does not apply in the accounting for the establishment of a joint arrangement (IFRS 11) in its financial statements;

–      "Amendment to IFRS 13 – Fair value measurement"; the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 to be classified as financial assets/liabilities;

–      "Amendment to IAS 40 – Investment property".

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2015.

•     Improvements to the IFRS (2010–2012 cycle)

On December 17, 2014, EC Regulation no. 28-2015 was issued, applying several improvements to the IFRS for the period 2010 -2012, at EU level. In particular, the following is noted:

–      IFRS 2 - Share-based payments (Definition of vesting condition): the amendment clarifies the meaning of "vesting conditions" by separately defining "performance conditions" and "service conditions";

–      IFRS 3 - Business combinations (Accounting Recognition of "contingent consideration" in a business combination): the amendment clarifies how any "contingent consideration" agreed within a business combination must be classified and measured;

–      IFRS 8 - Operating segments (Aggregation of operating segments and reconciliation of the total of the reportable segments' assets to the entity's assets): the amendment introduces an additional disclosure to be made in the financial statements. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 2 Accounting policies	66

–      IAS 24 - Related party disclosures (key management personnel services): the amendment clarifies that any company (or any member of a group it belongs to) that provides key management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

      The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2015.

•     Amendments to IAS 19 - Employee Benefits (Defined Benefit Plans - Employee contributions):

On December 17, 2014, EC Regulation no. 29-2015 was issued, applying some amendments to IAS 19 (Employee benefits) at EU level.

These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2015.

New Standards and Interpretations issued by IASB but non yet endorsed by the EU

At the date of preparation of the accompanying condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Mandatory application starting from

IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11 – Joint Arrangements)	1/1/2016
Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) - Clarification of acceptable methods of depreciation and amortization	1/1/2016

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

1/1/2016
Improvements to the IFRS (2012-2014 cycle)	1/1/2016
IFRS 15 (Revenue from Contracts with Customers)	1/1/2017
IFRS 9 (Financial Instruments)	1/1/2018

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 2 Accounting policies	67

Note 3
Scope of consolidation

The changes in the scope of consolidation at March 31, 2015 compared to December 31, 2014 are listed below.

Subsidiaries entering/exiting the scope of consolidation

Company		Business Unit	Month

Entry:
INWIT S.p.A.	New company	Domestic	January 2015
Exit:
Olivetti Engineering S.A.	Liquidated	Domestic	March 2015

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	3/31/2015
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	25	60	85
associates accounted for using the equity method	17	-	17
Total companies	42	60	102

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	12/31/2014
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	24	61	85
associates accounted for using the equity method	16	-	16
Total companies	40	61	101

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	3/31/2014
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	39	61	100
associates accounted for using the equity method	13	-	13
Total companies	52	61	113

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 2 Accounting policies	68

Note 4
Goodwill

Goodwill shows the following breakdown and changes during the first three months of 2015:

(millions of euros)	12/31/2014	Increase	Decrease	Impairments	Exchange differences	3/31/2015

Domestic	28,443					28,443
Core Domestic	28,031					28,031
International Wholesale	412					412
Brazil	1,471				(96)	1,375
Media	29					29
Other Operations	−					−
Total	29,943	−	−	−	(96)	29,847

The decrease of 96 million euros is entirely due to exchange differences relating to the goodwill of the Brazil Business Unit.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. At March 31, 2015 no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units was therefore confirmed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 3 Scope of consolidation	69

Note 5
Intangible assets with a finite useful life

Property, plant and equipment owned decreased by 158 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	3/31/2015

Industrial patents and intellectual property rights	2,223	146	(327)			(64)		276	2,254
Concessions, licenses, trademarks and similar rights	3,120	121	(98)			(12)		2	3,133
Other intangible assets	134	14	(38)			(1)			109
Work in progress and advance payments	1,350	148				(62)	17	(280)	1,173
Total	6,827	429	(463)	−	−	(139)	17	(2)	6,669

Additions in the first three months of 2015 also include 69 million euros of internally generated assets (64 million euros in the first three months of 2014).

Industrial patents and intellectual property rights at March 31, 2015 essentially consisted of applications software purchased outright and permanent user license rights acquired, and relate to Telecom Italia S.p.A. (1,317 million euros) and the Brazil Business Unit (907 million euros).

Concessions, licenses, trademarks and similar rights at March 31, 2015 mainly related to:

•  unamortized cost of telephone licenses and similar rights (2,217 million euros for Telecom Italia S.p.A. and 492 million euros for the Brazil Business Unit). In the first quarter 2015, the Parent renewed the GSM license for a period of 3 years, up to June 2018, for a price of 117 million euros, already paid in full;

•  Indefeasible Rights of Use - IRU (292 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•  TV frequencies of the Media Business Unit (132 million euros).

Other intangible assets at March 31, 2015 essentially consisted of 93 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A. and mainly consisted of commissions to the sales network on contracts that commit customers for a set period.

Work in progress and advance payments includes the acquisition in 2014 by the Tim Brasil group of the user right for the 700 MHz frequencies, through which it will be able to offer fourth generation technology mobile services (4G). The assignment of the license also entailed participation in the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters.

Since the assets require a period of more than 12 months to be ready for use, in the first quarter of 2015 the related borrowing costs of 17 million euros have been capitalized, as they are directly attributable to the acquisition. The rate used for the capitalization of borrowing costs is 11.36%.

Capitalized borrowing costs have been recorded as a direct reduction of the income statement item "Borrowing costs – Interest expenses to banks".

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 4 Goodwill	70

Note 6
Tangible assets (owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased by 251 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2015

Land	131					(1)		130
Buildings (civil and industrial)	320		(10)			(1)	5	314
Plant and equipment (*)	10,912	234	(500)		(1)	(144)	203	10,704
Manufacturing and distribution equipment	40	1	(4)				2	39
Other	440	1	(44)		(1)	(10)	42	428
Construction in progress and advance payments	701	297				(9)	(311)	678
Total	12,544	533	(558)	−	(2)	(165)	(59)	12,293

(*) The amounts shown under Depreciation and amortization and Other changes take account of the effects of remeasurement of the Provisions for restoration costs resulting from the revision of the useful life of the passive infrastructure of the Mobile Base Transceiver Stations, as described in detail below.

Additions in the first three months of 2015 include 79 million euros of internally generated assets (62 million euros in the first three months of 2014).

With regard to the depreciation of the passive infrastructure of the mobile  telephone Base Transceiver Stations, with effect from January 1, 2015, the Parent Telecom Italia has revised their useful life, increasing it from thirteen to twenty eight years, applying this amendment prospectively.

This revision was made to take account of the update of the average duration of the leases for the areas where the infrastructure is positioned, also in relation to the initiation of the project for the generation of value from these assets, and in consideration of their degree of technical obsolescence.

For the update of their useful lives, reference was made both to the average duration of the leases in place and an appraisal by an outside expert.

As a result, in the first quarter of 2015, 6 million euros less of depreciation was recognized for the period.

For the assets at March 31, 2015, the lower estimated depreciation for future periods may be broken down as follows:

•   18 million euros for the remaining nine months of 2015;

•   24 million euros for the year 2016;

•   22 million euros for the year 2017;

•   19 million euros for the year 2018.

In addition, as a result of the amendment to the useful life of the passive infrastructure of the mobile Base Transceiver Stations and the consequent lengthening of the discounting period, the Provision for restoration costs connected to the Base Receiver Stations decreased by a total of 57 million euros.

This change in the estimate for the Provision for restoration costs was recognized as follows:

•   30 million euros as a reduction in the gross carrying amount of the assets it refers to;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 5 Intangible assets with a finite useful life	71

•   the remaining amount, of 27 million euros, as a downward adjustment to the period depreciation for the first quarter of 2015.

Assets held under finance leases

Assets held under finance leases decreased by 30 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation	Other changes	3/31/2015

Buildings (civil and industrial)	813		(30)	6	789
Other	2		(1)		1
Construction in progress and advance payments	28	2		(7)	23
Total	843	2	(31)	(1)	813

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 6 Tangible assets (owned and under finance leases)	72

Note 7
discontinued operations/non-current assets held for sale

Starting from 2013 the Sofora - Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures are classified in the consolidated statement of financial position under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale".

Agreements for the disposal of the Sofora - Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of 960 USD million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for a total amount of 108.7 USD million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina fell to 19.30%.

The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, is subject to the condition precedent of obtaining the necessary authorizations.

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech. In particular:

•  the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing – also including other related assets – totaling 215.7 USD million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now equal to 14.47%;

•   the sale of the controlling interest of 51% in the capital of Sofora to Fintech is due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority;

•  the guarantees of performance by Fintech are secured by a pledge made on October 29, 2014 in favor of Telecom Italia and Telecom Italia International, on a debt security for the amount of 600.6 USD million issued by Telecom Italia International and purchased by Fintech.

At the end of July 2014, the Argentinian Government was in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is the consequence of impediments of a technical and legal nature, and the main market indicators are not any showing signs of other problem issues, this event may nevertheless aggravate the adverse trends in the Argentinian macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.

However, since the price for the sale of Sofora - Telecom Argentina group was set in US dollars, in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

— • —

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 6 Tangible assets (owned and under finance leases)	73

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		3/31/2015	12/31/2014

Discontinued operations/Non-current assets held for sale
of a financial nature		217	165
of a non-financial nature		3,995	3,564
Total	(a)	4,212	3,729
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		119	43
of a non-financial nature		1,548	1,475
Total	(b)	1,667	1,518
Net value of the assets related to the disposal group	(a-b)	2,545	2,211
of which amounts accumulated through the Comprehensive Income Statement		(1,064)	(1,257)
Net value of the assets related to the disposal group attributable to the Owners of the Parent		347	307
of which amounts accumulated through the Comprehensive Income Statement		(129)	(157)
Net value of the assets related to the disposal group attributable to Non-controlling interests		2,198	1,904
of which amounts accumulated through the Comprehensive Income Statement		(935)	(1,100)

The amounts accumulated in Equity through the Consolidated Statements of Comprehensive Income relate to the "Reserve for exchange differences on translating foreign operations", and total -1,064 million euros (-1,257 million euros at December 31, 2014).

The assets of a financial nature are broken down as follows:

(millions of euros)	3/31/2015	12/31/2014

Non-current financial assets	32	30
Current financial assets	185	135
Total	217	165

The assets of a non-financial nature are broken down as follows:

(millions of euros)	3/31/2015	12/31/2014

Non-current assets	3,306	2,962
Intangible assets	1,299	1,176
Tangible assets	1,985	1,766
Other non-current assets	22	20
Current assets	689	602
Total	3,995	3,564

The liabilities of a financial nature are broken down as follows:

(millions of euros)	3/31/2015	12/31/2014

Non-current financial liabilities	61	25
Current financial liabilities	58	18
Total	119	43

The liabilities of a non-financial nature are broken down as follows:

(millions of euros)	3/31/2015	12/31/2014

Non-current liabilities	658	579
Current liabilities	890	896
Total	1,548	1,475
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 7 Discontinued operations/Non-current assets held for sale	74

— • —

The items relating to "Profit (loss) from Discontinued operations/Non-current assets held for sale" within the separate consolidated income statements are shown below:

(millions of euros)		1st Quarter	1st Quarter
		2015	2014
			BU
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues		906	718
Other income		1	1
Operating expenses		(639)	(516)
Depreciation and amortization, gains/losses on disposal of non-current assets		1	−
Net impairment losses on goodwill and other non-current assets			−
Operating profit (loss) (EBIT)		269	203
Finance income (expenses), net		(7)	(3)
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		262	200
Income tax expense		(91)	(67)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a)	171	133
Other minor entries	(b)	(2)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(a+b)	169	133
Attributable to:			−
Owners of the Parent		24	26
Non-controlling interests		145	107

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first quarter of 2015 and the first quarter of 2014 are shown in the table below:

(euros)	1st Quarter	1st Quarter
	2015	2014

Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.01	0.01
Savings Share	0.01	0.01

In addition, the consolidated statements of comprehensive income include translation of foreign operations gains of the Sofora - Telecom Argentina group, of 193 million euros in the first quarter 2015 (loss of 365 million euros in the first quarter 2014). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a positive 362 million euros in the first quarter 2015 (negative 232 million euros in the first quarter 2014).

— • —

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 7 Discontinued operations/Non-current assets held for sale	75

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2015	2014
Discontinued operations/Non-current assets held for sale
Cash flows from (used in) operating activities	109	69
Cash flows from (used in) investing activities	(126)	(246)
Cash flows from (used in) financing activities	26	(13)
Total	9	(190)

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 7 Discontinued operations/Non-current assets held for sale	76

Note 8
Equity

Equity consisted of:

(millions of euros)	3/31/2015	12/31/2014

Equity attributable to owners of the Parent	18,282	18,145
Non-controlling interests	3,768	3,554
Total	22,050	21,699

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		3/31/2015		12/31/2014

Share capital		10,634		10,634
Paid-in capital		1,725		1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,923		5,786
Reserve for available-for-sale financial assets	103		75
Reserve for cash flow hedges	(575)		(637)
Reserve for exchange differences on translating foreign operations	(571)		(350)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(96)		(96)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	−		−
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	7,062		6,794
Total		18,282		18,145

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 7 Discontinued operations/Non-current assets held for sale	77

Future potential changes in share capital

The table below shows future potential changes in share capital, based on the issuance by Telecom Italia Finance S.A. in November 2013 of the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", on the authorizations to increase the share capital in place at March 31, 2015, and on the options and rights granted under equity compensation plans, still outstanding at March 31, 2015.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94
Total additional capital increases not yet approved (ordinary shares)		107,800
Additional capital increases already approved (ordinary shares)
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	180,716	99	-	-
2014 Broad-Based Employee Share Ownership Plan (free capital increase)	17,970,642	9,884	-	-
Total additional capital increases already approved (ordinary shares)	18,151,358	9,983
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares) – principal – interest portion	n.a. n.a.	1,300,000 159,250	n.a. n.a.	n.a. n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		1,459,250
Total		1,577,033

(*)    Amounts stated for capital increases connected with equity compensation plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive, where applicable, of any premiums.

On April 20, 2015, the bonus capital increase was executed for 98,146.40 euros as a result of the issuance of 178,448 ordinary shares as part of the second stage of the "Long Term Incentive Plan 2010-2015", approved by the Shareholders' Meeting of the Company on April 29, 2010.

For further details, see the Note “Financial liabilities (non-current and current)” and the Telecom Italia Group consolidated financial statements for the year 2014.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 8 Equity	78

Note 9
Financial liabilities (non-current and current)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		3/31/2015	12/31/2014

Financial payables (medium/long-term):
Bonds		21,916	22,039
Convertible bonds		3,168	1,401
Amounts due to banks		4,777	4,812
Other financial payables		1,000	920
		30,861	29,172
Finance lease liabilities (medium/long-term)		947	984
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,108	2,058
Non-hedging derivatives		411	111
Other liabilities		−	−
		2,519	2,169
Total non-current financial liabilities	(a)	34,327	32,325
Financial payables (short-term):
Bonds		3,875	2,635
Convertible bonds		30	10
Amounts due to banks		1,403	1,274
Other financial payables		325	353
		5,633	4,272
Finance lease liabilities (short-term)		163	169
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		221	224
Non-hedging derivatives		19	21
Other liabilities		−	−
		240	245
Total current financial liabilities	(b)	6,036	4,686
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	119	43
Total Financial liabilities (Gross financial debt)	(a+b+c)	40,482	37,054

The item Convertible Bonds comprises the Bond convertible into ordinary shares 2,000 million euros 1.125% maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. The unsecured equity-linked bond only becomes convertible upon approval of the related capital increase by the Shareholders' Meeting of Telecom Italia S.p.A. called for May 20, 2015. The initial conversion price is 1.8476 euros, which may subject to adjustments in line with market practice for this type of financial instrument. The number of Telecom Italia S.p.A. shares issuable for the conversion is 1,082,485,386, subject to adjustments

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 8 Equity	79

Gross financial debt according to the original currency of the transaction is as follows:

	3/31/2015		12/31/2014
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	9,955	9,253	9,924	8,174
GBP	2,580	3,547	2,539	3,260
BRL	4,626	1,340	4,799	1,488
JPY	20,152	156	19,919	137
ARS	−	−	−	−
EURO		26,067		23,952
Total excluding Discontinued Operations		40,363		37,011
Discontinued operations		119		43
Total		40,482		37,054

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	3/31/2015	12/31/2014

Up to 2.5%	4,853	4,904
From 2.5% to 5%	9,289	6,545
From 5% to 7.5%	17,157	16,678
From 7.5% to 10%	4,574	4,491
Over 10%	496	569
Accruals/deferrals, MTM and derivatives	3,994	3,824
Total excluding Discontinued Operations	40,363	37,011
Discontinued operations	119	43
Total	40,482	37,054

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	3/31/2015	12/31/2014

Up to 2.5%	8,229	6,238
From 2.5% to 5%	11,282	10,273
From 5% to 7.5%	12,630	12,364
From 7.5% to 10%	2,624	2,715
Over 10%	1,604	1,597
Accruals/deferrals, MTM and derivatives	3,994	3,824
Total excluding Discontinued Operations	40,363	37,011
Discontinued operations	119	43
Total	40,482	37,054

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	80

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 3/31 of the year:
(millions of euros)	2016	2017	2018	2019	2020	After 2020	Total

Bonds (*)	3,404	1,026	1,767	3,680	3,098	13,950	26,925
Loans and other financial liabilities	1,090	657	894	889	1,467	691	5,688
Finance lease liabilities	151	130	139	136	141	396	1,093
Total	4,645	1,813	2,800	4,705	4,706	15,037	33,706
Current financial liabilities	565						565
Total excluding Discontinued Operations	5,210	1,813	2,800	4,705	4,706	15,037	34,271
Discontinued operations	118						118
Total	5,328	1,813	2,800	4,705	4,706	15,037	34,389

(*) With regard to the Mandatory Convertible Bond issued at the end of 2013, due 2016, classified under "Convertible bonds", the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	3/31/2015	12/31/2014

Non-current portion	21,916	22,039
Current portion	3,875	2,635
Total carrying amount	25,791	24,674
Fair value adjustment and measurements at amortized cost	(866)	(1,060)
Total nominal repayment amount	24,925	23,614

Convertible bonds comprised the Mandatory Convertible Bond maturing in 2016 (fixed-income equity-linked subordinated bond, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., with mandatory conversion into Telecom Italia ordinary shares at maturity) and the above-mentioned unsecured fixed-income equity-linked bond issued by Telecom Italia S.p.A., with conversion into newly-issued ordinary shares maturing 2022, and were broken down as follows.

(millions of euros)	3/31/2015	12/31/2014

Non-current portion	3,168	1,401
Current portion	30	10
Total carrying amount	3,198	1,411
Fair value adjustment and measurements at amortized cost	102	(111)
Total nominal repayment amount (*)	3,300	1,300

(*) For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The Bond convertible into ordinary shares 2,000 million euros 1.125% maturing March 26, 2022, issued on March 26, 2015, has been accounted for through the recognition of:

•         a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component will be recognized at amortized cost.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	81

•         an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 28,225 million euros, up 3,311 million euros compared to December 31, 2014 (24,914 million euros) as a result of the new issues, repayments and buybacks in the first quarter of 2015.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 3/31/15 (%)	Market value at 3./31/15 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	513.9	513.9	4.625%	6/15/12	6/15/15	99.685	100.872	518
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	99.982	120
GBP	500	687.5	5.625%	6/29/05	12/29/15	99.878	102.778	707
Euro	663.3	663.3	5.125%	1/25/11	1/25/16	99.686	103.768	688
Euro	708	708	8.250%	3/19/09	3/21/16	99.740	107.369	760
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	100.165	401
Euro	625.7	625.7	7.000%	10/20/11	1/20/17	(a) 100.185	111.202	696
Euro	736	736	4.500%	9/20/12	9/20/17	99.693	108.437	798
GBP	750	1,031.2	7.375%	5/26/09	12/15/17	99.608	112.544	1,161
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	110.367	828
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	116.375	873
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	113.520	1,419
GBP	850	1,168.7	6.375%	6/24/04	6/24/19	98.850	111.807	1,307
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	109.437	1,094
Euro	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	114.309	1,143
Euro	1,000	1,000	4.500%	1/23/14	1/25/21	99.447	112.428	1,124
Euro	(b) 198.3	198.3	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	198
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	118.300	1,479
Euro	(e) 2,000	2,000	1.1250%	3/26/15	3/26/22	100	99.773	1,995
Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	106.250	1,063
GBP	400	550	5.875%	5/19/06	5/19/23	99.622	111.957	616
USD	1,500	1,394.2	5.303%	5/30/14	5/30/24	100	104.454	1,456
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	116.479	780
Subtotal		19,466.8						21,224
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/13	11/15/16	100	140.176	1,822
JPY	20,000	155.1	3.550%	4/22/02	5/14/32	99.250	100.250	155
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	150.456	1,527
Subtotal		2,470.1						3,504
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(d)765.2	711.2	5.250%	9/28/05	10/1/15	99.370	101.891	725
USD	1,000	929.45	6.999%	6/4/08	6/4/18	100	111.914	1,040
USD	1,000	929.45	7.175%	6/18/09	6/18/19	100	115.861	1,077
USD	1,000	929.45	6.375%	10/29/03	11/15/33	99.558	107.964	1,003
USD	1,000	929.45	6.000%	10/6/04	9/30/34	99.081	103.336	960
USD	1,000	929.45	7.200%	7/18/06	7/18/36	99.440	112.413	1,045
USD	1,000	929.45	7.721%	6/4/08	6/4/38	100	117.279	1,090
Subtotal		6,287.9						6,940
Total		28,224.8						31,668

(a) Weighted average issue price for bonds issued with more than one tranche.

(b) Reserved for employees.

(c) Mandatory Convertible Bond.

(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

(e) Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. The bond will only become convertible upon approval of the related capital increase by the Shareholders' Meeting of Telecom Italia S.p.A. called for May 20, 2015.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	82

The following table lists the changes in bonds during the first quarter of 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015
Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

(*) The bond will only become convertible upon approval of the related capital increase by the Shareholders' Meeting of Telecom Italia S.p.A. called for May 20, 2015.

Buybacks

On January 21, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price

Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1 billion euros, maturing September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

(1) Net of buybacks by the Company of 172 million euros during 2014.

(2) Net of buybacks by the Company of 228 million euros during 2014.

Medium/long-term amounts due to banks of 4,777 million euros (4,812 million euros at December 31, 2014) decreased by 35 million euros. Short-term amounts due to banks totaled 1,403 million euros, increasing 129 million euros (1,274 million euros at December 31, 2014). Short-term amounts due to banks included 1,033 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 1,000 million euros (920 million euros at December 31, 2014) and increased by 80 million euros. They included:

-           91 million euros of remaining payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016;

-           150 million euros of loan from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. expiring October 2019;

-           158 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029 and

-           600.6 million USD (equivalent to 558 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by Telecom Italia Group in Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	83

Short-term other financial payables amounted to 325 million euros (353 million euros at December 31, 2014), down 28 million euros. They included 125 million euros of the current portion of the medium/long-term other financial payables, of which 94 million euros relating to the remaining payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term finance lease liabilities totaled 947 million euros (984 million euros at December 31, 2014) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 163 million euros (169 million euros at December 31, 2014).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,108 million euros (2,058 million euros at December 31, 2014). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 221 million euros (224 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 411 million euros at December 31, 2014 (111 million euros at December 31, 2013) and consisted of 408 million euros for the value of the option embedded in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). At March 31, 2015 the measurement of the option resulted in the recognition in the income statement of an expense of 297 million euros (expense of 174 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 19 million euros (21 million euros at December 31, 2014). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“Covenants” and “Negative pledges” existing at March 31, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With regard to the loans taken out by Telecom Italia S.p.A. ("Telecom Italia") with the European Investment Bank ("EIB"), at March 31, 2015, the nominal amount of outstanding loans amounted to 2,600 million euros, of which 600 million euros at direct risk and 2,000 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

•  in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	84

EIB loans secured by banks or approved parties for a nominal amount of 2,000 million euros must apply the following covenants:

•  “Inclusion clause”, covering a total of 1.15 billion euros of loans, under which Telecom Italia commits to uphold financial covenants in other loan contracts that are not present in or are stricter than those granted to the EIB, which will have the right to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•  "Network Event", covering a total of 850 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2015, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	85

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2015:

(billions of euros)	3/31/2015		12/31/2014
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	7.0	-	7.0	-

Telecom Italia has two syndicated Revolving Credit Facilities (“RCF 2017”) of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and March 25, 2018, both of which undrawn.

Telecom Italia also has a bilateral term loan expiring August 3, 2016, for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

On October 20, 2014, a bilateral term loan was signed with Cassa Depositi e Prestiti for an amount of 150 million euros with a 5-year expiry, drawn down for the full amount.

On November 10, 2014, a bilateral term loan was signed with Mediobanca for an amount of 200 million euros with a 5-year expiry, drawn down for the full amount.

Telecom Italia Rating at March 31, 2015

At March 31, 2015, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	86

Note 10
Net financial debt

The following table shows the net financial debt at March 31, 2015 and December 31, 2014, calculated in accordance with the criteria indicated in the "Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses", issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), formerly the Committee of European Securities Regulators (CESR), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)		3/31/2015	12/31/2014

Non-current financial liabilities		34,327	32,325
Current financial liabilities		6,036	4,686
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		119	43
Total Gross financial debt	(a)	40,482	37,054
Non-current financial assets (°)
Non-current financial receivables for lease contract		(85)	(92)
Non-current hedging derivatives		(3,322)	(2,163)
	(b)	(3,407)	(2,255)
Current financial assets
Securities other than investments		(1,617)	(1,300)
Financial receivables and other current financial assets		(525)	(311)
Cash and cash equivalents		(5,507)	(4,812)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(217)	(165)
	(c)	(7,866)	(6,588)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	29,209	28,211
Non-current financial assets(°)
Securities other than investments		(6)	(6)
Other financial receivables and other non-current financial assets		(200)	(184)
	(e)	(206)	(190)
Net financial debt(*)	(f=d+e)	29,003	28,021
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(1,573)	(1,370)
Adjusted net financial debt	(f+g)	27,430	26,651

(°) At March 31, 2015 and at December 31, 2014, “Non-current financial assets” (b+e) amounted to 3,613 million euros and 2,445 million euros, respectively.

(*) For details of the effects of related party transactions on net financial debt, see the specific table in the Note "Related party transactions".

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 9 Financial liabilities (non-current and current)	87

Note 11
Supplementary disclosures on financial instruments

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•   Level 1: quoted prices in active market;

•   Level 2: prices calculated using observable market inputs;

•   Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at March 31, 2015 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 10 Net financial debt	88

Fair value hierarchy level for each class of financial asset/liability at 3/31/2015

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 3/31/2015	Level 1 (*)	Level 2 (*)	Level 3 (*)

ASSETS
Non-current assets
Other investments		AfS		48	3	19
Securities, financial receivables and other non-current financial assets
of which securities		AfS		6	6
of which hedging derivatives		HD		3,322		3,322
of which non-hedging derivatives		FAHfT		167		167
	(a)			3,543	9	3,508	-
Current assets
Securities
of which available-for-sale financial assets		AfS		1,617	1,617
Financial receivables and other current financial assets
of which hedging derivatives		HD		417		417
of which non-hedging derivatives		FAHfT		41		41
	(b)			2,075	1,617	458	-
Total	(a+b)			5,618	1,626	3,966	-
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	9)	2,108		2,108
of which non-hedging derivatives		FLHfT	9)	411		411
	(c)			2,519	-	2,519	-
Current liabilities
of which hedging derivatives		HD	9)	221		221
of which non-hedging derivatives		FLHfT	9)	19		19
	(d)			240	-	240	-
Total	(c+d)			2,759	-	2,759	-

(*) Level 1: quoted prices in active markets.

     Level 2: prices calculated using observable market inputs.

     Level 3: prices calculated using inputs that are not based on observable market data.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 11 Supplementary disclosures on financial instruments	89

Note 12
Contingent liabilities, other information

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of March 31, 2015, as well as those that came to an end during the financial period.

The Telecom Italia Group has posted liabilities totalling 123 million euros for those disputes described below where the risk of losing the case has been considered at least probable.

A) Significant disputes and pending legal actions

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2014 Annual Report:

•  Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome:

•  International tax and regulatory disputes.

•  Irregularities concerning transactions for the leasing/rental of assets.

•  Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called  Telecom Italia Security Affair.

•  Antitrust Case A428.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal for trial formulated by the Public Prosecutor and awaiting scheduling of the preliminary hearing, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia. The alleged offences relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance.  Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011.

The Preliminary Investigation Judge dismissed a separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, has been charged as part of the main criminal proceedings.

─ ● ─

It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2014 Annual Report:

•      Antitrust Case I757,

•      FASTWEB,

•      VODAFONE,

•      TISCALI,

•      WIND,

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 11 Supplementary disclosures on financial instruments	90

•      EUTELIA and VOICEPLUS,

•      TELEUNIT,

•      Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì,

•      POSTE,

•      Elinet S.p.A. Bankruptcy,

•      Brazil - Docas/JVCO Arbitration,

•      Brazil – Opportunity Arbitration,

•      Formal Notice of Assessments against Telecom Italia International N.V..

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended to Telecom Italia the investigation started in March of the same year into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the Antitrust Authority does not have competence in this matter.

On July 7, 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the Authority has also extended the deadline for closing the proceedings from the original date of  July 31, 2014 to July 31, 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of December 19, 2014 the AGCM assessed that these undertakings were not manifestly groundless and later arranged their publication for the purposes of the market test.

Lastly, on March, 25 last, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects referred to in the investigation.

Therefore, the investigation is continuing and the date for conclusion of the proceedings currently remains set at July 31, 2015.

Dispute relative to "Adjustments on license fees" for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the license fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts.  Telecom Italia lodged an appeal.

With two further recent judgements the Administrative Court (TAR) for Lazio, reiterating all the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. Telecom Italia will appeal these judgements too to the Council of State.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 12 Contingent liabilities, other information	91

Brazil - JVCO Dispute

 In the month of September 2013, the Company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.

In February 2014 the statements of rejoinder were filed, objecting to the lack of jurisdiction of the court addressed, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO's claim. The latter appealed the judgement before a judge of the first instance, motion which was refused by the judge in September 2014.

In November 2014, JVCO appealed against the judgement of the court of first instance. On 10 December 2014 Telecom Italia, Telecom Italia International e Tim Participações filed both their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to  the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.

b) Other information

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2014 Annual Report:

•      Mobile telephony - criminal proceedings,

•      Dispute concerning the license fees for 1998,

•      TELETU,

•      CONSOB audit,

•      Olivetti – Asbestos exposure,

•      Telecom Argentina.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 12 Contingent liabilities, other information	92

Note 13
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•   Domestic

•   Brazil

•   Media

•   Other Operations

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 12 Contingent liabilities, other information	93

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014
Third-party revenues	3,622	3,722	1,410	1,451	21	15	−	−	−	−	5,053	5,188
Intragroup revenues	9	6	1	−	−	−	−	−	(10)	(6)	−	−
Revenues by operating segment	3,631	3,728	1,411	1,451	21	15	−	−	(10)	(6)	5,053	5,188
Other income	46	82	6	3	2	1	−	−	(1)	(2)	53	84
Total operating revenues and other income	3,677	3,810	1,417	1,454	23	16	−	−	(11)	(8)	5,106	5,272
Acquisition of goods and services	(1,341)	(1,331)	(827)	(846)	(10)	(7)	(1)	(2)	7	7	(2,172)	(2,179)
Employee benefits expenses	(734)	(688)	(97)	(84)	(2)	(2)	(1)	(1)	1	−	(833)	(775)
of which: accruals to employee severance indemnities	−	−	−	−	−	−	−	−	−	−	−	−
Other operating expenses	(123)	(119)	(140)	(147)	(2)	(1)	−	−	−	−	(265)	(267)
of which: write-downs and expenses in connection with credit management and provision charges	(65)	(60)	(35)	(41)	(1)	−	−	−	−	−	(101)	(101)
Change in inventories	9	13	38	10	−	−	−	−	−	−	47	23
Internally generated assets	122	107	24	19	−	−	−	−	2	−	148	126
EBITDA	1,610	1,792	415	406	9	6	(2)	(3)	(1)	(1)	2,031	2,200
Depreciation and amortization	(796)	(839)	(252)	(225)	(6)	(7)	−	−	2	1	(1,052)	(1,070)
Gains (losses) on disposals of non-current assets	−	37	−	−	−	−	−	−	−	−	−	37
Impairment reversals (losses) on non-current assets	−	−	−	−	−	−	−	−	−	−	−	−
EBIT	814	990	163	181	3	(1)	(2)	(3)	1	−	979	1,167
Share of losses (profits) of associates and joint ventures accounted for using the equity method	−	(5)	−	−	−	−	−	−	−	−	−	(5)
Other income (expenses) from investments											2	11
Finance income											1,511	366
Finance expenses											(2,329)	(1,051)
Profit (loss) before tax from continuing operations											163	488
Income tax expense											(74)	(254)
Profit (loss) from continuing operations											89	234
Profit (loss) from Discontinued operations/Non-current assets held for sale											169	133
Profit (loss) for the period											258	367
Attributable to:
Owners of the Parent											80	222
Non-controlling interests											178	145
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 13 Segment reporting	94

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014
Revenues from equipment sales - third party	196	173	188	186	−	−	−	−	−	−	384	359
Revenues from equipment sales - intragroup	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues from equipment sales	196	173	188	186	−	−	−	−	−	−	384	359
Revenues from services - third party	3,426	3,548	1,222	1,265	21	15	−	−	−	−	4,669	4,828
Revenues from services - intragroup	9	6	1	−	−	−	−	−	(10)	(6)	−	−
Total revenues from services	3,435	3,554	1,223	1,265	21	15	−	−	(10)	(6)	4,669	4,828
Revenues on construction contracts - third party	−	1	−	−	−	−	−	−	−	−	−	1
Revenues on construction contracts-intragroup	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues on construction contracts	−	1	−	−	−	−	−	−	−	−	−	1
Total third-party revenues	3,622	3,722	1,410	1,451	21	15	−	−	−	−	5,053	5,188
Total intragroup revenues	9	6	1	−	−	−	−	−	(10)	(6)	−	−
Total revenues by operating segment	3,631	3,728	1,411	1,451	21	15	−	−	(10)	(6)	5,053	5,188

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014
Purchase of intangible assets	290	181	139	128	−	−	−	−	−	−	429	309
Purchase of tangible assets	386	312	148	61	1	2	−	−	−	−	535	375
Total capital expenditures	676	493	287	189	1	2	−	−	−	−	964	684
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 13 Segment reporting	95

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Headcount (*)	52,965	53,076	12,765	12,841	87	89	20	19	65,837	66,025

 (*) The number of personnel at period-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Non-current operating assets	44,201	44,292	6,770	7,186	260	264	5	5	(20)	(19)	51,216	51,728
Current operating assets	4,809	4,085	1,871	1,825	44	34	9	8	(33)	(24)	6,700	5,928
Total operating assets	49,010	48,377	8,641	9,011	304	298	14	13	(53)	(43)	57,916	57,656
Investments accounted for using the equity method	36	36	−	−	−	−	−	−	−	−	36	36
Discontinued operations/Non-current assets held for sale											4,212	3,729
Unallocated assets											12,551	10,130
Total Assets											74,715	71,551
Total operating liabilities	7,735	7,902	2,305	2,905	52	42	11	13	(52)	(46)	10,051	10,816
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,667	1,518
Unallocated liabilities											40,947	37,518
Equity											22,050	21,699
Total Equity and Liabilities											74,715	71,551

b) Reporting by geographical area

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		1st Quarter 2015	1st Quarter 2014	1st Quarter 2015	1st Quarter 2014	3/31/2015	12/31/2014
Italy	(a)	3,565	3,661	3,335	3,437	43,986	44,110
Outside Italy	(b)	1,488	1,527	1,718	1,751	7,230	7,618
Total	(a+b)	5,053	5,188	5,053	5,188	51,216	51,728

c) Information about major customers

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 13 Segment reporting	96

Note 14
Related party transactions

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to the abovementioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the first three months of 2015 and 2014 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS FIRST QUARTER 2015

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Revenues	5,053	2	171			173	(48)	125	2.5
Acquisition of goods and services	2,172	5	84			89	(14)	75	3.5
Employee benefits expenses	833		4	22	4	30	(3)	27	3.2
Finance income	1,511		47			47		47	3.1
Finance expenses	2,329	2	26			28		28	1.2
Profit (loss) from Discontinued operations/Non-current assets held for sale	169		31			31
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS FIRST QUARTER S2014

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Revenues	5,188	2	180			182	(41)	141	2.7
Other income	84		4			4		4	4.8
Acquisition of goods and services	2,179	7	110			117	(24)	93	4.3
Employee benefits expenses	775		3	21	2	26	(2)	24	3.1
Finance income	366		15			15		15	4.1
Finance expenses	1,051	2	17			19		19	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	(3)	18			15
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 13 Segment reporting	97

The effects on the individual line items of the consolidated statement of financial position at March 31, 2015 and at December 31, 2014 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2015

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt
Non-current financial assets	(3,613)	(3)	(575)		(578)		(578)	16.0
Securities other than investments (current assets)	(1,617)		(118)		(118)		(118)	7.3
Financial receivables and other current financial assets	(525)		(28)		(28)		(28)	5.3
Cash and cash equivalents	(5,507)		(279)		(279)		(279)	5.1
Current financial assets	(7,649)		(425)		(425)		(425)	5.6
Discontinued operations/Non-current assets held for sale of a financial nature	(217)				−			−
Non-current financial liabilities	34,327	21	493		514		514	1.5
Current financial liabilities	6,036	35	39		74		74	1.2
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	119							−
Total net financial debt	29,003	53	(468)		(415)		(415)	(1.4)
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	6,361	4	140		144	(22)	122	1.9
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,995		22		22
Miscellaneous payables and other non-current liabilities	793		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	7,604	21	121	26	168	(12)	156	2.1
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,548	4	8		12
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 14 Related Party Transactions	98

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2014

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt
Non-current financial assets	(2,445)	(5)	(369)	−	(374)		(374)	15.3
Securities other than investments (current assets)	(1,300)	−	(52)		(52)		(52)	4.0
Financial receivables and other current financial assets	(311)		(14)		(14)		(14)	4.5
Cash and cash equivalents	(4,812)		(174)		(174)		(174)	3.6
Current financial assets	(6,423)		(240)		(240)		(240)	3.7
Discontinued operations/Non-current assets held for sale of a financial nature	(165)				−			−
Non-current financial liabilities	32,325	25	444		469		469	1.5
Current financial liabilities	4,686	43	64		107		107	2.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	43							−
Total net financial debt	28,021	63	(101)		(38)		(38)	(0.1)
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,615	3	168		171	(19)	152	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,564		19		19			−
Miscellaneous payables and other non-current liabilities	697		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	8,376	35	163	31	229	(16)	213	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,475	6	10		16
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 14 Related Party Transactions	99

The effects on the individual line items of the consolidated statements of cash flows for the first three months of 2015 and 2014 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE FIRST QUARTER 2015

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	964	21			21		21	2.2
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS FIRST QUARTER 2014

(millions of euros)	Total	Related Parties
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	684	15			15		15	2.2
(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 14 Related Party Transactions	100

Remuneration to Key Managers

In the first quarter of 2015, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 3.9 million euros (1.8 million euros in the first quarter of 2014), broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2015	2014

Short-term remuneration	2.9	1.7
Long-term remuneration
Employment termination benefit incentives
Share-based payments (*)	1.0	0.1
	3.9	1.8

(*) These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI and SOP Plans).

The amounts shown in the table for the first quarter of 2014 did not include the effects of the cancellation of the assessments pertaining to the 2011 LTI Plan carried out in 2011, 2012 and 2013, due to the failure to achieve the three-year performance targets. The related amounts are broken down below:

–      Long-term remuneration of -1.4 million euros

–      Share-based payments of -1.2 million euros

No assessments cancellation have been booked in the first quarter of 2015.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In the first quarter of 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 33,000 euros (54,000 euros in the first quarter of 2014).

In the first quarter of 2015, "key managers", that is those who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the Telecom Italia Group, including directors, included:

Directors:
Giuseppe Recchi	Chairman of Telecom Italia S.p.A.
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações S.A.
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Legal Affairs
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Operations
Piergiorgio Peluso	Head of Administration, Finance and Control
Stefano De Angelis	Head of Consumer
Stefano Ciurli	Head of National Wholesale Services
Paolo Vantellini	Head of Business Support Office

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 14 Related Party Transactions	101

Note 15
Events subsequent to March 31, 2015

Buyback of own bonds

On April 24, 2015, Telecom Italia S.p.A. successfully completed the buyback offer a number of bond issues of Telecom Italia S.p.A., buying back a total nominal amount of 2,000 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price

Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

Sale of Telecommunications Towers by the Tim Brasil group

On November 21, 2014, the Tim Brasil group and American Tower do Brasil entered into an agreement for the sale of a maximum of 6,481 telecommunication towers, for a total price of approximately 3 billion reais, and a Master Lease Agreement ("MLA") for portions of those towers, with an overall term of 20 years.

On April 29, 2015, the first transfer of transmission towers was made to American Tower do Brasil, which thus acquired 4,176 sites, against payment of around 1,9 billion reais.

The sale of the remaining maximum 2,305 telecommunication towers is expected to be completed in the coming months.

transfer of tower business unit to inwit s.p.a.

On April 1, 2015, Telecom Italia S.p.A. completed the transfer to the subsidiary Infrastrutture Wireless Italiane S.p.A. ("INWIT") of the business unit that includes around 11,500 sites (Towers), which house the radio transmission equipment for the mobile telephone networks of Telecom Italia and other operators.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 14 Related Party Transactions	102

merge of TELECOM ITALIA MEDIA S.p.A. INto TELECOM ITALIA S.p.A.

On April, 30 2015 the Shareholders’ Meeting of Telecom Italia Media S.p.A. approved the merger of the company into Telecom Italia S.p.A..

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 15 Events Subsequent to March 31, 2015	103

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Report at March 31, 2015 of the Telecom Italia Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company's Financial Reports

Piergiorgio Peluso

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2015	Note 15 Events Subsequent to March 31, 2015	104

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager